SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO-FEE REQUIRED]

For the calendar year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from                        to

Commission file number

CITY NATIONAL BANK PROFIT SHARING PLAN

555 South Flower Street, Eighteenth Floor

Los Angeles, California 90071

(Full title of the plan and the address of the plan)

CITY NATIONAL BANK

555 South Flower Street, Eighteenth Floor

Los Angeles, California 90071

(Name of issuer of the securities held pursuant to the plan

and the address of its principal executive office)

REQUIRED INFORMATION

Item 1.	Not Applicable

Item 2.	Not Applicable

Item 3.	Not Applicable

Item 4.	In lieu of the requirements of Items 1-3 above, plan financial statements and supplemental information prepared in accordance with the financial reporting requirements of ERISA are attached.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Financial Statements and Supplemental Information

December 31, 2020 and 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

CITY NATIONAL BANK
PROFIT SHARING PLAN

All other supplemental information omitted are not applicable or are not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Benefits Committee and Participants of

City National Bank Profit Sharing Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the City National Bank Profit Sharing Plan (the “Plan”) as of December 31, 2020 and 2019, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Irvine, California

June 28, 2021

We have served as the Plan’s auditor since 2016.

CITY NATIONAL BANK

PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2020 and 2019

	2020	2019
Assets:
Participant directed investments, at fair value:
Cash and cash equivalents	$119,986,304	$100,032,860
U.S.Government securities	630,523	489,353
Corporate debt	302,884	458,513
Preferred stock	1,367,734	1,589,010
Common stock	120,736,227	108,896,756
Partnerships	214,865	234,591
Common collective trust	360,784,282	281,238,479
Mutual funds	692,182,643	611,212,571
Other assets	31,564	16,361
Total investments	1,296,237,026	1,104,168,494
Receivables:
Employer contribution	209,070	160,556
Participant contribution	90,497	8,716
Notes receivable from participants	14,732,273	15,191,072
Other	—	6,275,253
Total receivables	15,031,840	21,635,597
Noninterest-bearing cash	—	131,486
Other - Settlement cash	6,299,747	—
Net assets available for benefits	$1,317,568,613	$1,125,935,577

See accompanying notes to financial statements.

CITY NATIONAL BANK

PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2020 and 2019

	2020	2019
Additions to net assets attributable to:
Investment income:
Interest	$845,184	$833,558
Dividends	22,482,628	27,764,348
Net appreciation in fair value of investments	139,410,727	160,518,967
	162,738,539	189,116,873
Contributions:
Employer	38,737,881	50,064,838
Participants	58,598,929	55,529,000

Other Income:	—	6,275,253
Total additions	260,075,349	300,985,964
Deductions from net assets attributable to:
Benefits paid to participants	71,639,145	69,137,903
Administrative expenses	476,682	446,444
Total deductions	72,115,827	69,584,347
Net increase	187,959,522	231,401,617
Transfer to this plan	3,673,514	32,326,018
Net assets available for benefits:
Beginning of year	1,125,935,577	862,207,942
End of year	$1,317,568,613	$1,125,935,577

See accompanying notes to financial statements.

CITY NATIONAL BANK
PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2020 and 2019

(1)	Description of the Plan

The following description of the City National Bank Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan’s Summary Plan Description for a detailed description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution profit sharing plan with a 401(k) component, which provides retirement benefits for eligible employees of City National Bank (CNB) and its subsidiaries and certain affiliates (the Company) that have agreed to participate in the Plan. The Plan is administered by City National Bank (the Plan Sponsor) who acts by and through its administrative committee, the Benefits Committee. The Benefits Committee comprises officers of the Plan Sponsor, CNB, an indirect, wholly-owned subsidiary of Royal Bank of Canada (RBC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On November 2, 2015, RBC completed its acquisition of City National Corporation (CNC), the former holding company for CNB. CNC was merged with and into RBC USA Holdco Corporation (Holdco), a Delaware corporation, with Holdco surviving the merger as a wholly-owned subsidiary of RBC. Prior to November 2, 2015, CNC was the Company or Plan Sponsor and the Plan was called the CNC Profit Sharing Plan.

Effective January 1, 2019, the Convergent Capital Management (CCM) LLC 401(k) Plan, totaling $32,326,018 assets, was merged into the Plan. During 2019, CNB acquired FilmTrack Inc. and, effective January 1, 2020, the FilmTrack Inc. 401(k) Profit Sharing Plan, totaling $3,673,514 assets, was merged into the Plan.

Beginning 2020, the Plan is subject to mandated provisions of the Setting Every Community Up for Retirement Enhancement Act of 2019 (the SECURE Act). Also during 2020, the Benefits Committee approved certain participant loan and distribution provisions in accordance with the Coronavirus Aid, Relief and Economic Security Act (CARES Act). See Plan Amendment(s) below.

The Department of Labor (DOL) conducted an investigation of the Plan, which began during the year ended December 31, 2009 for plan years ended December 31, 2006 through December 31, 2011.

On April 24, 2015, the DOL filed a complaint against CNC and others in the U.S. District Court for the Central District of California Western Division. The DOL alleged the following causes of action: (1) disloyal, imprudent, and prohibited transactions between the Plan and plan service providers City National Bank and CNC, who were also Plan fiduciaries; (2) disloyal, imprudent and prohibited transactions between the Plan and City National Asset Management, a division of City National Bank; and City National Securities, a wholly owned subsidiary of City National Bank; and (3) co-fiduciary liability with alleged damages of approximately $4 million plus lost opportunity costs. CNC received the summons and complaint and engaged counsel. On April 5, 2016, the Court granted partial summary judgment in favor of the DOL and ordered CNB to retain an independent fiduciary to conduct an accounting of the amount of revenue sharing paid to CNB as a result of the Plan’s investments. CNB’s motion for reconsideration was denied on June 7, 2016. After a mutually agreed-upon independent fiduciary completed its accounting of revenue sharing, the parties filed cross motions for partial summary judgment on damages. On February 8, 2017, the district court ruled in favor of plaintiffs and entered judgment in the amount of $7.3 million. CNB filed an appeal in the Ninth Circuit Court of Appeals. On April 23, 2019, the Court of Appeals issued its opinion upholding the district court’s ruling in favor of plaintiffs with direction to the district court to recalculate a portion of the judgment. On December 2, 2019, the district court entered a revised judgment in the amount of $6,275,253.27 to be deposited by CNB as the Plan Sponsor into the Plan’s account for distribution to eligible Plan participants. On January 15, 2020, the revised judgment amount was deposited into the Plan’s account for subsequent allocation to eligible Plan participants. The judgment amount will be allocated using a methodology in accordance with published guidance from the DOL to impacted Plan participants in relation to their relative assets in certain mutual funds during each of the calendar quarters from January 1, 2006, to December 31, 2012. See Note 7.

OneAmerica Retirement Services LLC is the recordkeeper for the Plan, and Matrix Trust Company is the directed trustee and custodian for the Plan.

(b)	Contributions

Employees of the Company who are entitled to paid vacation time and have completed one hour of service are eligible to participate in the Plan as of their hire date. Company profit sharing contributions to the Plan (referenced as “Employer Contributions” in the Plan) for eligible employees of CNB and First American Equipment Finance, a subsidiary of CNB, are equal to a percentage of employee eligible compensation based on the change in Net Profit (as defined by the Plan) over the prior fiscal year, subject to an overall maximum Company contribution of 8% of Consolidated Net Profit reduced by matching contributions made for such fiscal year (which are not made by forfeitures). For Plan years 2020 and 2019, a profit sharing contribution of 3.62% and 6.99%, respectively, of each participant’s eligible compensation was made by the Company. For Plan year 2020, and separate from the contribution above, an Affiliate profit sharing contribution of 6% of each Affiliate participant’s eligible compensation was made by the respective Affiliate Employer. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested at the participant’s discretion in the same manner as the salary reduction contributions described below.

Under the 401(k) feature of the Plan, participants can contribute up to 50% of their eligible compensation as defined, but not to exceed the dollar amount allowed by law, which was $19,500 and $19,000 for the years ended December 31, 2020 and 2019, respectively. Effective January 1, 2019, the Company increased its match on City National Bank employee deferrals from 50% to 60% of the first 6% of eligible compensation contributed to the Plan each payroll period. Participants age 50 and over may make unmatched “catch-up” deferrals in accordance with Internal Revenue Code (IRC) regulations and limitations, not to exceed the dollar amount allowed by law, which was $6,500 and $6,000 for the years ended December 31, 2020 and 2019, respectively. Participants may also contribute amounts representing distributions (rollovers) from other tax-favored plans.

(c)	Participant Accounts

Each participant account is credited with the participant’s contributions, allocations of the Company’s matching contribution and profit sharing contribution (if any), earnings or losses and administrative expenses as applicable. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant’s account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

(d)	Vesting

Participant contributions and the Company’s matching contributions are immediately fully vested. A participant shall become fully vested in his or her entire accrued benefit upon the participant’s Normal Retirement Date death, or Total Disability as defined by the Plan. Except for any protected vesting provision on account of plan merger, the Company’s profit sharing contributions, for participants whose employment terminates prior to his or her normal retirement date for reasons other than death or total disability shall vest in accordance with the following schedule:

Vested
Years of service	percentage
Less than 2 years	0%
2	25
3	50
4	75
5 or more	100

Any non-vested amounts in a terminated participant’s account will be forfeited in accordance with Plan provisions and used in the following sequence: first, to make any Plan contributions due to participants that have returned from qualified military service that are consistent with applicable law and the terms of the Plan; second, to make any Plan contributions required to correct administrative errors; third, to reduce matching contributions otherwise payable by the Company in the year that the forfeiture first becomes available; fourth, to restore previously forfeited account balances, if any; and fifth, to reduce matching contributions in the following year. During 2020 and 2019, forfeitures in the amounts of $1,468,179 and $1,338,837, respectively, were used in accordance with plan provisions as summarized above. As of December 31, 2020 and 2019, forfeited non-vested accounts totaled $10,231 and $7,160, respectively.

(e)	Benefit Payments

In accordance with Plan provisions, a participant may elect to receive a distribution of his or her entire vested accrued benefit upon the participant’s separation of service or attainment of age 59 ½. Under certain other conditions, such as for financial hardships defined by the Plan or temporary distribution provisions pursuant to the CARES Act, a participant may request a distribution of his or her contributions.

In general, for distributions other than for financial hardship or withdrawal of employee after-tax contributions, the method of payment shall be based on the participant’s election and may be made in the form of a lump-sum payment, installments, or direct transfer to an Individual Retirement Account (IRA) or tax-favored plan that accepts the transfer. A participant may also elect a combination of lump-sum payment and direct transfer. Distributions shall be made in cash or in-kind in accordance with the participant’s election and Plan provisions.

(f)	Notes Receivable from Participants

In accordance with provisions of the Plan’s Loan Program, loans to participants may be made in an amount not less than $1,000 and not to exceed the lesser of 50% of the participant’s vested account balance, or $50,000 reduced by the highest outstanding balance during the previous 12 months. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant’s vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates ranged from 3.5% to 9.25% and maturity dates ranged from January 2021 to November 2035 as of December 31, 2020. The terms of these loans cannot exceed five years except that if the loan is used to purchase the principal residence of the participant, the loan term may be extended for up to a period of 15 years. Principal and interest are paid ratably through payroll deductions.

(g)	Plan Termination

The Company has not expressed any intent to terminate the Plan; however, it may do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants automatically become fully vested in their accrued benefits.

(h)	Plan Amendments

The Plan was amended for provisions effective January 1, 2019 to: (1) increase the Company Match from 50% to 60% of the first 6% of compensation contributed by a participant to the Plan in a payroll period; (2) allow for the merger of an affiliate 401k plan (Convergent Capital Management LLC 401(k) Plan) into the Plan [as referenced in note (1)(a)], (3) remove certain restrictions applicable to distributions for alignment with protected benefits of the Convergent Capital Management plan and to enhance provisions for all participants; and (4) for compliance with certain mandated regulatory changes.

The Plan was amended effective January 1, 2020 to allow for the merger of the FilmTrack Inc. 401(k) Profit Sharing Plan into the Plan and to account for certain protected benefits of FilmTrack Participants.

During 2021, the Plan will be amended for mandated changes in Required Minimum Distribution beginning date rules in accordance with the SECURE Act, and also for provisions of the CARES Act that were approved by the Plan’s Benefits Committee during 2020.

(2)	Significant Accounting Policies

(a)	Basis of Presentation

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statements of net assets available for benefits and the additions and deductions in the statements of changes in net assets available for benefits, as well as the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investment securities are carried at fair value. Refer to Note 3 for a discussion of fair value measurements. Purchases and sales of investments are recorded on a settlement-date basis, which does not materially differ from trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation or depreciation in fair value of investments includes both realized and unrealized gains and losses.

(d)	Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

(e)	Payment of Participant Benefits

Participant benefits are recorded when paid.

(f)	Administrative Expenses

A portion of the administrative expenses of the Plan are paid by participants, and a portion is paid by the Company. A participant’s share of the administrative expense is charged on a per capita basis and allocated quarterly. Individual expenses, such as loan and Individually Directed Account (IDA) fees, are charged to the applicable participant accounts based on whether a participant takes advantage of certain Plan features. For example, the Plan’s service providers charge a fee for processing loan applications and IDA transactions.

(g)	Risks and Uncertainties

The Plan provides for various investment options in money market funds, mutual funds, common stocks, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants’ account balances and the amounts reported in the financial statements.

In January 2020, the World Health Organization ("WHO") announced a global health emergency due to COVID-19 and subsequently, in March 2020, the WHO classified the emergency as a pandemic (the "Pandemic"). The Pandemic has triggered volatility in financial markets and an overall negative impact on the global economy. As of the date of this report, the Plan has not incurred a significant decline in fair value. However, because the values of the Plan's individual investments have and will fluctuate in response to changing market conditions, the amount of losses that could be recognized in subsequent periods, if any, cannot be determined. The full impact of the Pandemic continues to evolve as of the date of this report.

(h)	Concentrations

Investment in the common stock of Royal Bank of Canada comprises 6.5% and 7.6% of the Plan’s investments as of December 31, 2020 and 2019, respectively.

(3)	Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance. The inputs used in valuation techniques are prioritized as follows:

●	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

●	Level 2: Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets
●	Quoted prices for identical or similar assets or liabilities in inactive markets
●	Inputs other than quoted prices that are observable for the asset or liability
●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

●	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

If the determination of fair value measurement for a particular asset or liability is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2020 and 2019.

Mutual funds and cash equivalents: Valued at the quoted NAV of shares held by the Plan at year-end.

U.S. Government securities: Valued using quoted prices and other inputs directly or indirectly observable for the asset. Prices for securities without market feeds are obtained through a third-party valuation source.

Common and preferred stock: Valued at the closing prices reported in active markets on which the individual securities are traded. Prices for securities without market feeds are obtained through a third-party valuation source using quoted prices.

Corporate debt: Valued using pricing models maximizing the use of observable inputs for similar securities. This includes basing value on yields currently available on comparable securities of issuers with similar credit ratings.

Partnerships: Valued at the closing prices reported in active markets on which the individual securities are traded.

Other assets: Primarily consist of municipal bonds, which are valued by third-party vendors based on observable market inputs.

Common collective trust fund: Valued at the NAV of units of the collective trust. The NAV, as provided by the trustee of the common collective trust fund, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investments for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of a collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in a different fair value measurement at the reporting date.

As of December 31, 2020 and 2019, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair Value Measurement as of
	December 31, 2020, Using Input Type
Asset Type	Level 1	Level 2	Level 3		Total
Cash and cash equivalents	$126,286,051	$—		$—	$126,286,051
U.S. Government securities	—	630,523		—	630,523
Mutual funds	692,182,643	—		—	692,182,643
Common stock	120,736,222	5			120,736,227
Preferred stock	1,367,734	—		—	1,367,734
Corporate debt	—	302,884		—	302,884
Partnerships	214,865	—		—	214,865
Other assets	—	31,564		—	31,564
Total assets in the fair value hierarchy	940,787,515	964,976			941,752,491
Investments measured at net asset value (a)	—	—		—	360,784,282
Total investments, at fair value	$940,787,515	$964,976	$		$1,302,536,773

	Fair Value Measurement as of
	December 31, 2019, Using Input Type
Asset Type	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$98,077,644	$1,955,216	$—	$100,032,860
U.S. Government securities	—	489,353	—	489,353
Mutual funds	611,212,571	—	—	611,212,571
Common stock	108,896,752	4	—	108,896,756
Preferred stock	1,589,010	—	—	1,589,010
Corporate debt	—	458,513	—	458,513
Partnerships	234,591	—	—	234,591
Other assets	—	16,361	—	16,361
Total assets in the fair value hierarchy	820,010,568	2,919,447	—	822,930,015
Investments measured at net asset value (a)	—	—	—	281,238,479
Total investments, at fair value	$820,010,568	$2,919,447	$—	$1,104,168,494

(a)	In accordance with Topic 820, certain investments that are measured at fair value using the net asset value per share (or its equivalent), as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

(4)	Party-in-Interest Transactions

Certain Plan investments are shares of CNR Mutual Funds managed by City National Rochdale and shares of common stock of Royal Bank of Canada. CNR is a wholly owned subsidiary of City National Bank, which is an indirect, wholly-owned subsidiary of Royal Bank of Canada, and thus, these are party-in-interest transactions.

(5)	Income Taxes

The Company received a favorable tax determination letter on May 8, 2017 from the IRS stating that the Plan is qualified under IRC Section 401(a) and that the Trust is exempt from federal income taxes under provisions of Section 501(a). Although the determination received in 2017 did not include Plan amendments executed after January 7, 2016, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

U.S. GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan may be subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Reconciliation of Financial Statements to Form 5500

There are no reconciling items between the net assets available for benefits between the financial statements and the Form 5500 as of December 31, 2020 and 2019. The following is a reconciliation of the net increase difference in net assets available for benefits between the financial statements and the Form 5500 for the years ended December 31, 2020 and 2019:

	2020	2019
Net increase in net assets available for benefits per the financial statements	$187,959,522	$231,401,617
Less interest income on notes receivable from participants	0	(7,962)
Net increase in net assets available for benefits per Form 5500	$187,959,522	$231,409,579

(7)	Subsequent Events

During 2021, commencing February 18, 2021, the judgment amount was allocated proportionately and credited to affected Plan participants as referenced in note 1(a). Participants received communication and payment, as applicable. In accordance with the approved methodology of allocation, a final allocation is expected to occur in late 2021 to account for uncashed checks of impacted participants and/or their beneficiaries.

CITY NATIONAL BANK
PROFIT SHARING PLAN
EIN: 95-1780067 PN: 001
Attachment to 2020 Form 5500
Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	CASH EQUIVALENTS
*	City National Rochdale Govt MMkt Svc	725,642	City National Rochdale Govt MMkt Svc	^	725,642
	CNB Cash	127	CNB Cash	^	126
*	CNB Deposit Sweep	1,203,249	CNB Deposit Sweep	^	1,203,249
	Federated Hermes US Treasury Cash Rvs SS	150,049	Federated Hermes US Treasury Cash Rvs SS	^	150,049
	Fidelity® Government Cash Reserves	51,739	Fidelity® Government Cash Reserves	^	51,739
	Pershing Money Market Account	197,408	Pershing Money Market Account	^	197,408
	Schwab Cash Account	12,144	Schwab Cash Account	^	12,144
	Schwab Value Advantage Money Fund Inv	75,001	Schwab Value Advantage Money Fund Inv	^	75,001
	TD Asset Management Money Market Portfolio	10,120,967	TD Asset Management Money Market Portfolio	^	10,120,967
	Vanguard Federal Money Market Investor	113,749,726	Vanguard Federal Money Market Investor	^	113,749,726
			TOTAL CASH EQUIVALENTS		126,286,051
	GOVERNMENT SECURITIES
	FFCB Note	25,000	FFCB Note	^	25,000
	FHLMC Note	10,000	FHLMC Note	^	10,001
	FNMA Note	25,000	FNMA Note	^	25,553
	FNMA Note	10,000	FNMA Note	^	10,890
	FNMA Note	30,000	FNMA Note	^	32,633
	FNMA Note	45,000	FNMA Note	^	47,061
	US Treasury Note/Bond	30,000	US Treasury Note/Bond	^	30,657
	US Treasury Note/Bond	50,000	US Treasury Note/Bond	^	51,672
	US Treasury Note/Bond	25,000	US Treasury Note/Bond	^	26,568
	US Treasury Note/Bond	30,000	US Treasury Note/Bond	^	32,238
	US Treasury Note/Bond	25,000	US Treasury Note/Bond	^	26,951
	US Treasury Note/Bond	20,000	US Treasury Note/Bond	^	20,716
	US Treasury Note/Bond	20,000	US Treasury Note/Bond	^	22,177
	US Treasury Note/Bond	5,000	US Treasury Note/Bond	^	5,074
	US Treasury Note/Bond	15,000	US Treasury Note/Bond	^	15,305
	US Treasury Note/Bond	20,000	US Treasury Note/Bond	^	21,330
	US Treasury Note/Bond	20,000	US Treasury Note/Bond	^	19,944
	US Treasury Note/Bond	25,000	US Treasury Note/Bond	^	26,344
	US Treasury Note/Bond	25,000	US Treasury Note/Bond	^	25,697
	US Treasury Note/Bond	30,000	US Treasury Note/Bond	^	30,919
	US Treasury Note/Bond	35,000	US Treasury Note/Bond	^	37,764
	US Treasury Note/Bond	15,000	US Treasury Note/Bond	^	14,948
	US Treasury Note/Bond	25,000	US Treasury Note/Bond	^	25,673
	US Treasury Note/Bond	30,000	US Treasury Note/Bond	^	30,084
	Fannie Mae Al5866	15,015	Fannie Mae Al5866	^	15,324
			TOTAL GOVERNMENT SECURITIES		630,523

	CORPORATE OBLIGATIONS
	Abbvie Inc	20,000	Abbvie Inc	^	22,282
	Goldman Sachs Group Inc	15,000	Goldman Sachs Group Inc	^	16,033
	American Honda Finance	15,000	American Honda Finance	^	15,645
	AT&T Inc	15,000	AT&T Inc	^	15,994
	Bank Of America Corp	20,000	Bank Of America Corp	^	21,782
	CBL & Associates LP	27,000	CBL & Associates LP	^	10,665
	Charles Schwab Corp	20,000	Charles Schwab Corp	^	20,298
	Citigroup Inc	25,000	Citigroup Inc	^	24,568
	Comcast Corp	20,000	Comcast Corp	^	22,980
	DowDupont Inc	15,000	DowDupont Inc	^	16,565
	JC Penney Corp Inc	20,000	JC Penney Corp Inc	^	6
	Morgan Stanley	25,000	Morgan Stanley	^	26,899
	Qwest Corporation	25,000	Qwest Corporation	^	29,907
	Santander UK PLC	15,000	Santander UK PLC	^	16,591
	Sumitomo Mitsui Finl Grp	15,000	Sumitomo Mitsui Finl Grp	^	15,376
	Wells Fargo & Company	25,000	Wells Fargo & Company	^	27,293
			TOTAL CORPORATE OBLIGATIONS		302,884

CITY NATIONAL BANK
PROFIT SHARING PLAN
EIN: 95-1780067 PN: 001
Attachment to 2020 Form 5500
Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	PREFERRED STOCKS
	Assoc Banc Corp 5.875	1,500	Assoc Banc Corp 5.875	^	41,565
	Atlas Corp 8.25	100	Atlas Corp 8.25	^	2,574
	Bank Of America Corp	10,000	Bank Of America Corp	^	273,100
	Bank Of America Corp 5.875%	1,500	Bank Of America Corp 5.875%	^	41,325
	CBL & Associates Prop 7.375%	17,000	CBL & Associates Prop 7.375%	^	15,810
	Citigroup Capital XIII 7.875 10/30/2040	1,000	Citigroup Capital XIII 7.875 10/30/2040	^	28,500
	Dynex Capital Inc 7.625 (delisted 02/16/21)	100	Dynex Capital Inc 7.625 (delisted 02/16/21)	^	2,525
	Fifth Third Bancorp 6%	1,476	Fifth Third Bancorp 6%	^	39,852
	Gaslog Partners LP 8.5	150	Gaslog Partners LP 8.5	^	2,250
	Istar Finl Inc Pfd Ser D	2,000	Istar Finl Inc Pfd Ser D	^	51,460
	JPMorgan Chase SER DD	1,000	JPMorgan Chase SER DD	^	28,100
	Keycorp	2,000	Keycorp	^	55,780
	Morgan Stanley 7.125	1,000	Morgan Stanley 7.125	^	29,410
	National General Hldg Co 7.5	100	National General Hldg Co 7.5	^	2,575
	New Residential Inv Corp 6.375	100	New Residential Inv Corp 6.375	^	2,123
	Nextera Energy Capital	2,000	Nextera Energy Capital	^	56,820
	Peoples United Financial Inc Pfd Ser A	1,834	Peoples United Financial Inc Pfd Ser A	^	51,352
	Public Storage	100	Public Storage	^	2,714
	Regions Financial Corporation Dep Shs Repstg	960	Regions Financial Corporation Dep Shs Repstg	^	26,995
	Southern Co 4.95 1/30/2080	10,000	Southern Co 4.95 1/30/2080	^	274,000
	SVB Financial Group	2,500	SVB Financial Group	^	67,200
	Wells Fargo & Company 7.5%	179	Wells Fargo & Company 7.5%	^	271,704
	Anthracite Capital Inc 9.375 (delisted 12/03/19)	1,000	Anthracite Capital Inc 9.375 (delisted 12/03/19)	^	0
			TOTAL PREFERRED STOCKS		1,367,734

	COMMON STOCKS
	Adyen Nv-Unspon ADR	250	Adyen Nv-Unspon ADR	^	11,600
	Alibaba Group Holding-Sp ADR	1,723	Alibaba Group Holding-Sp ADR	^	400,994
	Amarin Corporation Plc -ADR	877	Amarin Corporation Plc -ADR	^	4,289
	Anheuser Busch Inbev	23	Anheuser Busch Inbev	^	1,583
	Asml Holding Nv	109	Asml Holding Nv	^	53,177
	Aston Martin Lago Unsp ADR	50	Aston Martin Lago Unsp ADR	^	1,355
	Astrazeneca Plc Sponsored Adr	951	Astrazeneca Plc Sponsored Adr	^	47,530
	Baidu Inc	10	Baidu Inc	^	2,162
	Banco Bilbao Vizcaya ADR	1	Banco Bilbao Vizcaya ADR	^	5
	Banco Macro SA - ADR	101	Banco Macro SA - ADR	^	1,573
	Banco Santander Adr	419	Banco Santander Adr	^	1,278
	Barclays Plc ADR	1	Barclays Plc ADR	^	8
	BHP Limited	100	BHP Limited	^	6,548
	Bilibili Inc Sponsored ADR	45	Bilibili Inc Sponsored ADR	^	3,857
	Bp Plc Spons Adr	1,549	Bp Plc Spons Adr	^	31,785
	Compass Pathways Plc	300	Compass Pathways Plc	^	14,292
	Credit Suisse Group Spon Adr	1	Credit Suisse Group Spon Adr	^	13
	Criteo SA-Spon ADR	1,480	Criteo SA-Spon ADR	^	30,355
	Experian Group LTD - Spon ADR	100	Experian Group LTD - Spon ADR	^	3,796
	Gold Fields Ltd New Spd Adr	150	Gold Fields Ltd New Spd Adr	^	1,391
	GW Pharmaceuticals -ADR	40	GW Pharmaceuticals -ADR	^	4,616
	HDFC Bank Ltd Adr	210	HDFC Bank Ltd Adr	^	15,175
	Hsbc Hldgs PLC	52	Hsbc Hldgs PLC	^	1,347
	Impala Platinum Spon Adr	150	Impala Platinum Spon Adr	^	2,084
	Infineon Technologies	100	Infineon Technologies	^	3,855
	Iqiyi Inc-ADR	1,500	Iqiyi Inc-ADR	^	26,220
	JD.com Inc-ADR	1,150	JD.com Inc-ADR	^	101,085
	Jumia Technologies AG-ADR	600	Jumia Technologies AG-ADR	^	24,210
	K T Corp Spon Adr	1,000	K T Corp Spon Adr	^	11,010
	Li Auto Inc ADR	350	Li Auto Inc ADR	^	10,091
	Lloyds Banking Group PLC ADR	1	Lloyds Banking Group PLC ADR	^	2
	Mitsubishi UFJ Financial ADR	3,392	Mitsubishi UFJ Financial ADR	^	15,028
	MMC Norilsk Nickel ADR	233	MMC Norilsk Nickel ADR	^	7,335
	Mobile Telesys Ojsc Spon Adr	1	Mobile Telesys Ojsc Spon Adr	^	9
	Newcrest Mining Ltd-Spon ADR	350	Newcrest Mining Ltd-Spon ADR	^	6,995

CITY NATIONAL BANK
PROFIT SHARING PLAN
EIN: 95-1780067 PN: 001
Attachment to 2020 Form 5500
Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Nintendo Ltd Adr New Japan	101	Nintendo Ltd Adr New Japan	^	8,132
	Nio Inc - ADR	3,524	Nio Inc - ADR	^	171,760
	Nokia Corp ADR	700	Nokia Corp ADR	^	2,737
	Novartis Ag Sponsored Adr	292	Novartis Ag Sponsored Adr	^	27,574
	Novo-Nordisk As	300	Novo-Nordisk As	^	20,955
	Oao Gazprom Adr Reg S	60	Oao Gazprom Adr Reg S	^	336
	Ozon Holdings PLC ADR	155	Ozon Holdings PLC ADR	^	6,419
	Petroleo Brasileiro Spon Adr	1	Petroleo Brasileiro Spon Adr	^	11
	Portugal Telecomm Sgps S A Sponsored ADR	1	Portugal Telecomm Sgps S A Sponsored ADR	^	0
	Prosus NV Spon ADR	250	Prosus NV Spon ADR	^	5,423
	Qiwi Plc-Sponsored ADR	13	Qiwi Plc-Sponsored ADR	^	134
	Qudian Inc Spon ADR	1	Qudian Inc Spon ADR	^	1
	Redhill Biopharma Ltd-Sp ADR	400	Redhill Biopharma Ltd-Sp ADR	^	3,232
	Rio Tinto PLC ADR	151	Rio Tinto PLC ADR	^	11,358
	Rolls Royce Group Plc Sponsored Adr	1,875	Rolls Royce Group Plc Sponsored Adr	^	2,963
	Sanofi - Aventis Sa Adr	10	Sanofi - Aventis Sa Adr	^	486
	Sea Ltd-ADR	205	Sea Ltd-ADR	^	40,805
	Secoo Holding Ltd ADR	1	Secoo Holding Ltd ADR	^	2
	Softbank Corp Unspon ADR	1,200	Softbank Corp Unspon ADR	^	46,392
	Suntory Beverage & Food-U ADR	50	Suntory Beverage & Food-U ADR	^	889
	Taiwan Semiconductor	1,373	Taiwan Semiconductor	^	149,694
	Takeda Pharmaceutical Co ADR	25	Takeda Pharmaceutical Co ADR	^	455
	Teamviewer Ag Unsp ADR	400	Teamviewer Ag Unsp ADR	^	11,100
	Tencent Holdings Ltd ADR	202	Tencent Holdings Ltd ADR	^	14,522
	Teva Pharmaceutical Industries LTD ADR	4,000	Teva Pharmaceutical Industries LTD ADR	^	38,600
	Toyota Motor Corp. Sp Adr Rep2com	70	Toyota Motor Corp. Sp Adr Rep2com	^	10,820
	Unilever Plc Spon Adr New	205	Unilever Plc Spon Adr New	^	12,374
	Vedanta Ltd	15,101	Vedanta Ltd	^	132,587
	Veolia Environnement ADR	1	Veolia Environnement ADR	^	24
	Xpeng Inc ADR	225	Xpeng Inc ADR	^	9,637
	Yalla Group Ltd	275	Yalla Group Ltd	^	3,941
	Ypf Sociedad Anonima (adr)	120	Ypf Sociedad Anonima (adr)	^	564
	1933 Industries Inc	500	1933 Industries Inc	^	26
	1Life Healthcare Inc	60	1Life Healthcare Inc	^	2,619
	3-D Systems Corp	100	3-D Systems Corp	^	1,048
	3m Co.	65	3m Co.	^	11,361
	Abbott Laboratories	154	Abbott Laboratories	^	16,910
	Abbvie Inc	265	Abbvie Inc	^	28,345
	Abcellera Biologics Inc	58	Abcellera Biologics Inc	^	2,334
	Acamar Partners Acquisiti A (lotz 01/22/21)	375	Acamar Partners Acquisiti A (lotz 01/22/21)	^	4,200
	Accenture PLC	396	Accenture PLC	^	103,505
	Acorda Therapeutics Inc	100	Acorda Therapeutics Inc	^	69
	Acreage Holdings Sub Vtg E	14	Acreage Holdings Sub Vtg E	^	43
	Acreage Holdings-Sub Vtg D	6	Acreage Holdings-Sub Vtg D	^	13
	Adobe Inc	406	Adobe Inc	^	203,049
	Advanced Micro Devices	1,676	Advanced Micro Devices	^	153,706
	Advaxis Inc	23	Advaxis Inc	^	8
	Adverum Biotechnologies	300	Adverum Biotechnologies	^	3,252
	Aercap Holdings NV	500	Aercap Holdings NV	^	22,790
	Aerie Pharmaceuticals Inc	300	Aerie Pharmaceuticals Inc	^	4,053
	Aerovironment Inc	5	Aerovironment Inc	^	435
	Aflac Inc	215	Aflac Inc	^	9,542
	Agenus Inc	20,900	Agenus Inc	^	66,462
	Agilent Technologies	15	Agilent Technologies	^	1,777
	Agios Pharmaceuticals Inc	100	Agios Pharmaceuticals Inc	^	4,333
	Agnico-Eagle Mines Ltd F	20	Agnico-Eagle Mines Ltd F	^	1,425
	AIM Immunotech Inc	200	AIM Immunotech Inc	^	358
	Air Lease Corp A	4	Air Lease Corp A	^	178
	Airbnb Inc Class A	426	Airbnb Inc Class A	^	62,537
	Akamai Technologies	616	Akamai Technologies	^	64,674
	Akebia Therapeutics Inc	800	Akebia Therapeutics Inc	^	2,240
	Akoustis Technologies Inc	200	Akoustis Technologies Inc	^	2,446

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2020 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Alarm.Com Holdings Inc	20	Alarm.Com Holdings Inc	^	2,069
	Albertsons Cos Inc - Class A	125	Albertsons Cos Inc - Class A	^	2,198
	Aleafia Health Inc	250	Aleafia Health Inc	^	93
	Alector Inc	50	Alector Inc	^	757
	Allogene Therapeutics Inc	300	Allogene Therapeutics Inc	^	7,572
	Allstate Corp	5	Allstate Corp	^	550
	Ally Financial Inc	645	Ally Financial Inc	^	23,001
	Alphabet Inc CL A	167	Alphabet Inc CL A	^	292,691
	Alphabet Inc Cl C	23	Alphabet Inc Cl C	^	40,293
	Alteryx Inc - Class A	715	Alteryx Inc - Class A	^	87,080
	Altria Group Inc	2,399	Altria Group Inc	^	98,363
	Amazon Com Inc	370	Amazon Com Inc	^	1,205,064
	Ambarella Inc	110	Ambarella Inc	^	10,100
	Amdocs Ltd	45	Amdocs Ltd	^	3,192
	American Airlines Group Inc	2,890	American Airlines Group Inc	^	45,575
	American Electric Power Co	240	American Electric Power Co	^	19,985
	American Express Co.	210	American Express Co.	^	25,371
	American International Group	762	American International Group	^	28,850
	American Water Works Co Inc	439	American Water Works Co Inc	^	67,373
	American Well Corp-Class A	635	American Well Corp-Class A	^	16,085
	American Xtal Tech Inc.	100	American Xtal Tech Inc.	^	957
	Amgen Inc	10	Amgen Inc	^	2,299
	Amico Games Corp (delisted 11/10/14)	250	Amico Games Corp (delisted 11/10/14)	^	0
	Analog Devices Inc	26	Analog Devices Inc	^	3,888
	Anaplan Inc	345	Anaplan Inc	^	24,788
	Anixa Biosciences Inc	1,300	Anixa Biosciences Inc	^	3,991
	Anthem Inc	5	Anthem Inc	^	1,605
	Aon PLC	55	Aon PLC	^	11,620
	Apache Corp (delisted 3/02/21)	4,600	Apache Corp (delisted 3/02/21)	^	65,274
	Aphria Inc (tlry 05/03/21)	320	Aphria Inc (tlry 05/03/21)	^	2,214
	Apollo Investment Corp	109	Apollo Investment Corp	^	1,161
	Appian Corp	25	Appian Corp	^	4,052
	Apple Inc	20,856	Apple Inc	^	2,767,418
	Applied Material	35	Applied Material	^	3,043
	Aquabounty Technologies Inc	1	Aquabounty Technologies Inc	^	9
	Archer Daniels Midland	200	Archer Daniels Midland	^	10,082
	Arconic Corp	12	Arconic Corp	^	358
	Arcos Dorados Holdings Inc-A	1,013	Arcos Dorados Holdings Inc-A	^	5,095
	Ardelyx Inc	1,650	Ardelyx Inc	^	10,676
	Arena Pharmaceuticals	45	Arena Pharmaceuticals	^	3,457
	Ares Capital Corp	29,806	Ares Capital Corp	^	503,415
	Ares Management Corp	3	Ares Management Corp	^	143
	Arista Networks Inc	50	Arista Networks Inc	^	14,529
	Arlo Technologies Inc	313	Arlo Technologies Inc	^	2,438
	Artemis Gold Inc	35	Artemis Gold Inc	^	176
	Arthur J Gallagher	120	Arthur J Gallagher	^	14,845
	Artistdirect Inc (Delisted 8/5/2009)	80	Artistdirect Inc (Delisted 8/5/2009)	^	0
	Asana Inc Cl A	100	Asana Inc Cl A	^	2,955
	Astrotech Corp	1,000	Astrotech Corp	^	1,770
	AT&T Inc	2,785	AT&T Inc	^	80,082
	Atlassian Corp Plc Cl A	147	Atlassian Corp Plc Cl A	^	34,379
	Atreca Inc A	100	Atreca Inc A	^	1,615
	Aurora Cannabis Inc	17	Aurora Cannabis Inc	^	141
	Autodesk Inc	4	Autodesk Inc	^	1,221
	Automatic Data Processing	4	Automatic Data Processing	^	714
	Auxly Cannabis Group Inc	4,480	Auxly Cannabis Group Inc	^	878
	Avangrid Inc	305	Avangrid Inc	^	13,862
	Aveo Pharmaceuticals Inc	4,210	Aveo Pharmaceuticals Inc	^	24,292
	Axis Capital Holdings Ltd	21	Axis Capital Holdings Ltd	^	1,038
	Axon Enterprise Inc (axon 01/26/21)	25	Axon Enterprise Inc (axon 01/26/21)	^	3,063
	Axos Financial Inc	1	Axos Financial Inc	^	38
	Azek Co Inc/The	190	Azek Co Inc/The	^	7,306

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2020 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	B Riley Financial Inc	50	B Riley Financial Inc	^	2,211
	Bank Of America Corp	18,189	Bank Of America Corp	^	551,315
	Barrick Gold Corp	1,246	Barrick Gold Corp	^	28,394
	Bausch Health Cos Inc	1,702	Bausch Health Cos Inc	^	35,402
	Bce Inc Com	280	Bce Inc Com	^	11,984
	Beam Therapeutics Inc	100	Beam Therapeutics Inc	^	8,164
	Beazer Homes Usa	100	Beazer Homes Usa	^	1,515
	Bed Bath And Beyond Inc	1	Bed Bath And Beyond Inc	^	18
	Belo Sun Mining Corp	750	Belo Sun Mining Corp	^	565
	Benton Resources Inc	700	Benton Resources Inc	^	91
	Berkshire Hathaway Inc Cl B	1,018	Berkshire Hathaway Inc Cl B	^	236,044
	Beyond Meat Inc	1,353	Beyond Meat Inc	^	169,125
	Biocryst Pharmaceuticals Inc	1,000	Biocryst Pharmaceuticals Inc	^	7,450
	Bio-Techne Corp	1	Bio-Techne Corp	^	318
	Black Iron Inc	20,000	Black Iron Inc	^	5,267
	Blackberry Ltd	500	Blackberry Ltd	^	3,315
	BlackRock 2001 Term Tr Inc	24	BlackRock 2001 Term Tr Inc	^	17,370
	BlackRock Science & Tech Tr	128	BlackRock Science & Tech Tr	^	6,799
	Blackstone Group Inc	1,299	Blackstone Group Inc	^	84,209
	Blink Charging Co	24	Blink Charging Co	^	1,026
	Bloom Energy Corp- A	25,315	Bloom Energy Corp- A	^	725,528
	Blue Hat Interactive Enterta	11,000	Blue Hat Interactive Enterta	^	9,790
	Bluebird Bio Inc	49	Bluebird Bio Inc	^	2,120
	Boeing Company	1,302	Boeing Company	^	278,790
	Boston Beer Co Inc A	11	Boston Beer Co Inc A	^	10,937
	Box Inc - Class A	750	Box Inc - Class A	^	13,538
	Boyd Gaming Corp	270	Boyd Gaming Corp	^	11,588
	Bristol-Myers Squibb Co	707	Bristol-Myers Squibb Co	^	43,865
	Brookfield Infrastructure Corp Vtg Shs A	45	Brookfield Infrastructure Corp Vtg Shs A	^	3,253
	Brooks Automation Inc	15	Brooks Automation Inc	^	1,018
	BYD Co Ltd H	75	BYD Co Ltd H	^	1,965
	C3.Ai Inc A	141	C3.Ai Inc A	^	19,564
	Caesars Entertainment Inc	500	Caesars Entertainment Inc	^	37,135
	Callaway Golf Co.	583	Callaway Golf Co.	^	13,998
	Cameco Corp	70	Cameco Corp	^	938
	Canada Goose Holdings Inc	550	Canada Goose Holdings Inc	^	16,374
	Cannabix Technologies Inc	65	Cannabix Technologies Inc	^	45
	Cannlabs Inc	550	Cannlabs Inc	^	29
	Canopy Growth Corp	1,382	Canopy Growth Corp	^	34,052
	Capital One Financial Corp Com	70	Capital One Financial Corp Com	^	6,920
	Capri Holdings Ltd	250	Capri Holdings Ltd	^	10,500
	Capricor Therapeutics Inc	1	Capricor Therapeutics Inc	^	3
	Caretrust REIT Inc	75	Caretrust REIT Inc	^	1,664
	Carnival Corp.	3,672	Carnival Corp.	^	79,536
	Carrier Global Corp	319	Carrier Global Corp	^	12,033
	Catalyst Pharmaceuticals Inc	500	Catalyst Pharmaceuticals Inc	^	1,670
	Caterpillar Inc	15	Caterpillar Inc	^	2,736
	CBD Of Denver Inc	29,797	CBD Of Denver Inc	^	434
	Centene Corp	140	Centene Corp	^	8,404
	CenturyLinkl Inc (lumn 01/22/21)	5,030	CenturyLinkl Inc (lumn 01/22/21)	^	49,043
	Cerence Inc	23	Cerence Inc	^	2,311
	Cerner Corp	95	Cerner Corp	^	7,456
	Champignon Brands Inc (shrm.f 05/05/21)	17	Champignon Brands Inc (shrm.f 05/05/21)	^	10
	Champion Iron Ltd (ciaf.f 03/19/21)	500	Champion Iron Ltd (ciaf.f 03/19/21)	^	1,831
	Charles Riv Labs Intl	269	Charles Riv Labs Intl	^	67,212
	Charles Schwab Corporation	340	Charles Schwab Corporation	^	18,034
	Charlottes Web Holdings Inc	150	Charlottes Web Holdings Inc	^	495
	Charter Communications New Cl A	15	Charter Communications New Cl A	^	9,923
	Chesapeake Energy Corp	3	Chesapeake Energy Corp	^	5
	Chevron Corp	180	Chevron Corp	^	15,186
	Chewy Inc - Class A	209	Chewy Inc - Class A	^	18,787
	Children's Place Inc/The	200	Children's Place Inc/The	^	10,020

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2020 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Chineseinvestors.Com Inc	2,500	Chineseinvestors.Com Inc	^	68
	Chipotle Mexican Grill - Cl A	8	Chipotle Mexican Grill - Cl A	^	11,094
	Ciena Corp	90	Ciena Corp	^	4,757
	Cigna Corp	31	Cigna Corp	^	6,454
	Cincinnatti Financial Corp	180	Cincinnatti Financial Corp	^	15,727
	Cinedigm Corp - A	10,000	Cinedigm Corp - A	^	6,448
	Cinemark Holdings Inc	218	Cinemark Holdings Inc	^	3,795
	Cintas Corp	272	Cintas Corp	^	96,151
	Cirrus Logic Inc	20	Cirrus Logic Inc	^	1,644
	Cisco Systems Inc	2,130	Cisco Systems Inc	^	95,328
	Citigroup Inc	46	Citigroup Inc	^	2,858
	Citizens Financial Group	40	Citizens Financial Group	^	1,430
	Cleveland Cliffs Inc	1,500	Cleveland Cliffs Inc	^	21,840
	Clorox Co.	32	Clorox Co.	^	6,461
	Cloudflare Inc Class A	320	Cloudflare Inc Class A	^	24,317
	Clovis Oncology Inc	2,500	Clovis Oncology Inc	^	12,000
	CME Group Inc	254	CME Group Inc	^	46,262
	Cms Energy Corp	515	Cms Energy Corp	^	31,420
	Coca-Cola Company	995	Coca-Cola Company	^	54,557
	Coda Octopus Group Inc	500	Coda Octopus Group Inc	^	3,145
	Cognex Corp	80	Cognex Corp	^	6,423
	Cognizant Tech Solutns Cl. A	32	Cognizant Tech Solutns Cl. A	^	2,622
	Colgate-Palmolive	587	Colgate-Palmolive	^	50,194
	Columbia Bkg Sys Inc.	300	Columbia Bkg Sys Inc.	^	10,770
	Columbia Care Inc	100	Columbia Care Inc	^	605
	Comcast Corp Cl A	3,285	Comcast Corp Cl A	^	172,134
	Conagra Brands Inc	700	Conagra Brands Inc	^	25,382
	Conocophillips	828	Conocophillips	^	33,102
	Consolidated Edison	2,000	Consolidated Edison	^	144,540
	Constellation Brands Cl. A	7	Constellation Brands Cl. A	^	1,552
	Converge Technology Solution	800	Converge Technology Solution	^	3,112
	Core One Labs Inc	22	Core One Labs Inc	^	16
	Cormedix Inc	800	Cormedix Inc	^	5,944
	Corning Inc	250	Corning Inc	^	9,000
	Corsair Gaming Inc	100	Corsair Gaming Inc	^	3,622
	Corteva Inc	41	Corteva Inc	^	1,570
	Costco Wholesale Corp-New	664	Costco Wholesale Corp-New	^	250,154
	Coupa Software Inc	100	Coupa Software Inc	^	33,891
	Covetrus Inc	160	Covetrus Inc	^	4,598
	Cresco Labs Inc Subordinate	60	Cresco Labs Inc Subordinate	^	592
	Crispr Therapeutics AG	133	Crispr Therapeutics AG	^	20,364
	Cronos Group Inc	385	Cronos Group Inc	^	2,672
	Crowdstrike Holdings Inc - A	350	Crowdstrike Holdings Inc - A	^	74,137
	Curaleaf Holdings Inc	125	Curaleaf Holdings Inc	^	1,496
	CV Sciences Inc	200	CV Sciences Inc	^	94
	CVS Health Corp	997	CVS Health Corp	^	68,115
	Danaher Corp Del	464	Danaher Corp Del	^	103,084
	Datadog Inc Class A	250	Datadog Inc Class A	^	24,610
	Deckers Outdoor Corp	17	Deckers Outdoor Corp	^	4,875
	Deep Rock Oil & Gas Inc (delisted)	101	Deep Rock Oil & Gas Inc (delisted)	^	0
	Deere & Co.	5	Deere & Co.	^	1,345
	Dell Technologies -C	99	Dell Technologies -C	^	7,256
	Delta Air Lines Inc	595	Delta Air Lines Inc	^	23,916
	Designer Brands Inc	2,000	Designer Brands Inc	^	15,300
	Deutsche Bank Ag Ord	463	Deutsche Bank Ag Ord	^	5,051
	Devon Energy Corp New	500	Devon Energy Corp New	^	7,910
	Dexcom Inc	15	Dexcom Inc	^	5,546
	Digatrade Financial Corp	101	Digatrade Financial Corp	^	0
	Digimarc Corp New	36	Digimarc Corp New	^	1,701
	Discovery Metals Corp (dsvs.f 04/14/21)	500	Discovery Metals Corp (dsvs.f 04/14/21)	^	765
	Disney Walt Co	1,198	Disney Walt Co	^	217,140
	District Metals Corp	5,000	District Metals Corp	^	2,075

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2020 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Docusign Inc	86	Docusign Inc	^	19,118
	Dolby Laboratories Inc A	248	Dolby Laboratories Inc A	^	24,088
	Dominion Energy Inc	142	Dominion Energy Inc	^	10,678
	Domino's Pizza Inc	26	Domino's Pizza Inc	^	9,970
	Doordash Inc A	11	Doordash Inc A	^	1,570
	Dow Inc	96	Dow Inc	^	5,350
	Draftkings Inc - Cl A	26,705	Draftkings Inc - Cl A	^	1,243,385
	Dragon Victory International	1	Dragon Victory International	^	2
	Dropbox Inc Class A	723	Dropbox Inc Class A	^	16,043
	Duke Energy Corp	275	Duke Energy Corp	^	25,179
	DuPont de Nemours Inc	242	DuPont de Nemours Inc	^	17,177
	DXC Technology Co	40	DXC Technology Co	^	1,030
	Dynacor Gold Mines Inc	800	Dynacor Gold Mines Inc	^	1,101
	Ebay Inc	400	Ebay Inc	^	20,100
	Ecolab Inc	50	Ecolab Inc	^	10,818
	Editas Medicine Inc	50	Editas Medicine Inc	^	3,506
	Edwards Lifesciences	1,487	Edwards Lifesciences	^	135,659
	Eidos Therapeutics Inc	17	Eidos Therapeutics Inc	^	2,237
	Elanco Animal Health Inc	74	Elanco Animal Health Inc	^	2,270
	Elanco Animal Health Inc	500	Elanco Animal Health Inc	^	0
	Elastic Nv	17	Elastic Nv	^	2,484
	Elemental Royalties Corp	350	Elemental Royalties Corp	^	469
	Eli Lilly & Company	25	Eli Lilly & Company	^	4,221
	Emerald Health Therapeutics	515	Emerald Health Therapeutics	^	79
	Emergent Biosolutions Inc	55	Emergent Biosolutions Inc	^	4,928
	Emerson Electric Co	175	Emerson Electric Co	^	14,065
	EMX Royalty Corp	350	EMX Royalty Corp	^	1,173
	Enbridge Inc	2,000	Enbridge Inc	^	63,980
	Energous Corp	25	Energous Corp	^	45
	Enphase Energy Inc	22	Enphase Energy Inc	^	3,860
	Entergy Corp	60	Entergy Corp	^	5,990
	Epam Systems Inc	85	Epam Systems Inc	^	30,460
	Epizyme Inc	1	Epizyme Inc	^	11
	Equifax Inc.	1	Equifax Inc.	^	193
	Equinox Gold Corp	310	Equinox Gold Corp	^	3,205
	Equitable Holdings Inc	203	Equitable Holdings Inc	^	5,193
	Etsy Inc	353	Etsy Inc	^	62,802
	Eventbrite Inc-Class A	50	Eventbrite Inc-Class A	^	905
	Eversource Energy	230	Eversource Energy	^	19,897
	Everspin Technologies Inc	100	Everspin Technologies Inc	^	460
	Exact Sciences Corp	136	Exact Sciences Corp	^	18,019
	Expedia Group Inc	10	Expedia Group Inc	^	1,324
	Exxon-Mobil Corporation	1,642	Exxon-Mobil Corporation	^	67,693
	Facebook Inc-A	5,012	Facebook Inc-A	^	1,369,078
	Farfetch Ltd-Class A	10	Farfetch Ltd-Class A	^	638
	Fastly Inc Class A	296	Fastly Inc Class A	^	25,862
	Fidelity National Information	102	Fidelity National Information	^	14,495
	Financial Institutions Inc	750	Financial Institutions Inc	^	16,875
	Fireeye Inc	1,000	Fireeye Inc	^	23,060
	First Majestic Silver Corp	25	First Majestic Silver Corp	^	336
	First Mining Gold Corp	1,450	First Mining Gold Corp	^	455
	First Regional Bancorp/Cal (delisted 11/5/14)	250	First Regional Bancorp/Cal (delisted 11/5/14)	^	0
	First Republic Bank/San Fran	3	First Republic Bank/San Fran	^	441
	First Solar Inc	5	First Solar Inc	^	495
	Fiserv Inc	10	Fiserv Inc	^	1,139
	Fisker Inc	25,549	Fisker Inc	^	374,293
	Flexion Therapeutics Inc	100	Flexion Therapeutics Inc	^	1,154
	Fluidigm Corp	800	Fluidigm Corp	^	4,800
	FMC Corp	30	FMC Corp	^	3,448
	Foley Trasimene Acquisiti-A (psfe 03/31/21)	500	Foley Trasimene Acquisiti-A (psfe 03/31/21)	^	7,550
	Ford Motor Co New	5,329	Ford Motor Co New	^	46,838
	Fortuna Silver Mines Inc	200	Fortuna Silver Mines Inc	^	1,648

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2020 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Fosterville South Explo-Cl A	500	Fosterville South Explo-Cl A	^	1,160
	Franco Nevada Corp	30	Franco Nevada Corp	^	3,790
	Freddie Mac	275	Freddie Mac	^	641
	Freeport-Mcmoran Inc	3,087	Freeport-Mcmoran Inc	^	80,327
	FS KKR Capital Corp	54	FS KKR Capital Corp	^	895
	Fuelcell Energy Corp	1,017	Fuelcell Energy Corp	^	11,360
	Fulgent Genetics Inc	140	Fulgent Genetics Inc	^	7,294
	Fury Gold Mines Ltd	84	Fury Gold Mines Ltd	^	121
	Future Farm Technologies Inc	400	Future Farm Technologies Inc	^	18
	G1 Therapeutics Inc	100	G1 Therapeutics Inc	^	1,799
	Galiano Gold Inc	50	Galiano Gold Inc	^	57
	Garmin Ltd	775	Garmin Ltd	^	92,737
	GB Sciences Inc	265	GB Sciences Inc	^	11
	GBT Technologies Inc	2	GBT Technologies Inc	^	0
	General Cannabis Corp	3,571	General Cannabis Corp	^	1,714
	General Dynamics Corp	14	General Dynamics Corp	^	2,130
	General Electric Co	11,581	General Electric Co	^	125,072
	General Mills	269	General Mills	^	15,799
	General Motors Co	35	General Motors Co	^	1,457
	Generation Alpha Inc	300	Generation Alpha Inc	^	4
	Gevo Inc	1,157	Gevo Inc	^	4,917
	Gigcapital2 Inc	250	Gigcapital2 Inc	^	2,738
	Gildan Activewear Inc Cl A	150	Gildan Activewear Inc Cl A	^	4,202
	Gilead Sciences Inc	487	Gilead Sciences Inc	^	28,400
	Glencore International PLC	143	Glencore International PLC	^	450
	Global Cannabis Applications Corp	8,000	Global Cannabis Applications Corp	^	800
	GoDaddy Inc - Class A	50	GoDaddy Inc - Class A	^	4,148
	GoGo Inc	660	GoGo Inc	^	6,356
	Gold Standard Ventures Corp	600	Gold Standard Ventures Corp	^	434
	Golden Nugget Online Gaming Inc	800	Golden Nugget Online Gaming Inc	^	15,760
	Goldman Sachs Bdc Inc	437	Goldman Sachs Bdc Inc	^	8,355
	Goldman Sachs Group Inc	15	Goldman Sachs Group Inc	^	4,083
	Goldmining Inc	115	Goldmining Inc	^	251
	Gossamer Bio Inc	25	Gossamer Bio Inc	^	242
	Graphite Energy Corp (grxx.f 03/15/21)	240	Graphite Energy Corp (grxx.f 03/15/21)	^	49
	Green Organic Dutchman Holdi	5,175	Green Organic Dutchman Holdi	^	934
	Green Thumb Industries Inc	750	Green Thumb Industries Inc	^	18,375
	Greensky Inc-Class A	7,000	Greensky Inc-Class A	^	32,410
	Grocery Outlet Holding Corp	6	Grocery Outlet Holding Corp	^	236
	Grow Solutions Holdings Inc	6,000	Grow Solutions Holdings Inc	^	9
	Growgeneration Corp	145	Growgeneration Corp	^	5,832
	Gs Enviroservices Inc (delisted 10/04/17)	250	Gs Enviroservices Inc (delisted 10/04/17)	^	0
	H & R Block Inc.	25	H & R Block Inc.	^	403
	Hain Food Group Inc	1	Hain Food Group Inc	^	40
	Halliburton Company	719	Halliburton Company	^	13,585
	Halo Labs Inc (agee.f 01/27/21)	750	Halo Labs Inc (agee.f 01/27/21)	^	30
	Hanni Financial Corp	100	Hanni Financial Corp	^	1,134
	Harpoon Therapeutics Inc	40	Harpoon Therapeutics Inc	^	664
	Hartford Financial Services Group	291	Hartford Financial Services Group	^	14,253
	Hawaiian Holdings Inc	150	Hawaiian Holdings Inc	^	2,655
	HCA Healthcare Inc	480	HCA Healthcare Inc	^	78,941
	Helix Tcs Inc (hlix 01/11/21)	250	Helix Tcs Inc (hlix 01/11/21)	^	123
	Henry Schein Inc	400	Henry Schein Inc	^	26,744
	Hepion Pharmaceuticals Inc	5,000	Hepion Pharmaceuticals Inc	^	10,950
	Hercules Capital Inc	2,000	Hercules Capital Inc	^	28,840
	Heron Therapeutics Inc	600	Heron Therapeutics Inc	^	12,699
	Hershey Co	10	Hershey Co	^	1,540
	Hertz Global Holdings Inc	4,100	Hertz Global Holdings Inc	^	5,248
	Hewlette Packard Enterprise	70	Hewlette Packard Enterprise	^	830
	Hexo Corp	15	Hexo Corp	^	55
	Hilton Worldwide Holdings Inc	20	Hilton Worldwide Holdings Inc	^	2,225
	HollyFrontier Corp	1	HollyFrontier Corp	^	26

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2020 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Hologic Inc	30	Hologic Inc	^	2,185
	Home Depot Incorporated	631	Home Depot Incorporated	^	167,737
	Homology Medicines Inc	150	Homology Medicines Inc	^	1,694
	Honeywell International	385	Honeywell International	^	81,973
	Houghton Mifflin Harcourt Co	300	Houghton Mifflin Harcourt Co	^	999
	Howard Huges Corp/The	6	Howard Huges Corp/The	^	474
	Howmet Aerospace Inc	50	Howmet Aerospace Inc	^	1,427
	IAC/InteractiveCorp	20	IAC/InteractiveCorp	^	3,787
	Idexx Laboratories Inc	60	Idexx Laboratories Inc	^	29,992
	Ilika PLC	720	Ilika PLC	^	1,714
	Immersion Corp	308	Immersion Corp	^	3,477
	Immunocellular Therapeutics	5,875	Immunocellular Therapeutics	^	2,409
	Immunogen Inc.	200	Immunogen Inc.	^	1,290
	Inhibrx Inc	250	Inhibrx Inc	^	8,243
	Inmed Pharmaceuticals Inc	10	Inmed Pharmaceuticals Inc	^	33
	Innovative Industrial Proper	25	Innovative Industrial Proper	^	4,663
	Innoviva Inc	100	Innoviva Inc	^	1,239
	Inovio Pharmaceuticals Inc	1,974	Inovio Pharmaceuticals Inc	^	17,470
	Inseego Corp	250	Inseego Corp	^	3,868
	Intec Pharma Ltd	7,575	Intec Pharma Ltd	^	26,134
	Intel Corporation	1,997	Intel Corporation	^	99,476
	Intercept Pharmaceuticals In	180	Intercept Pharmaceuticals In	^	4,446
	Intl Business Machines Inc	759	Intl Business Machines Inc	^	95,528
	Intra-Cellular Therapies Inc	200	Intra-Cellular Therapies Inc	^	6,360
	Intuit	28	Intuit	^	10,636
	Invitae Corp	2,254	Invitae Corp	^	94,240
	Irhythm Technologies Inc	1	Irhythm Technologies Inc	^	237
	Irobot Corp	5	Irobot Corp	^	401
	Iterum Therapeutics PLC	21	Iterum Therapeutics PLC	^	21
	Jacobs Engr Group Del	150	Jacobs Engr Group Del	^	16,344
	Jet Blue Awys Corp	2,000	Jet Blue Awys Corp	^	29,080
	Jfrog Ltd	250	Jfrog Ltd	^	15,708
	Johnson & Johnson	500	Johnson & Johnson	^	78,671
	Joint Corp/The	1,900	Joint Corp/The	^	49,894
	JPMorgan Chase & Co	2,013	JPMorgan Chase & Co	^	255,829
	Kala Pharmaceuticals Inc	900	Kala Pharmaceuticals Inc	^	6,102
	Kaleido Biosciences Inc	60	Kaleido Biosciences Inc	^	546
	Kansas City Southern	5	Kansas City Southern	^	1,021
	Karora Resources Inc	166	Karora Resources Inc	^	493
	Karyopharm Therapeutics Inc	3,000	Karyopharm Therapeutics Inc	^	46,440
	Keycorp	1,401	Keycorp	^	22,983
	Kimberly Clark	110	Kimberly Clark	^	14,831
	Kinder Morgan Inc	325	Kinder Morgan Inc	^	4,443
	Kirkland Lake Gold Ltd	25	Kirkland Lake Gold Ltd	^	1,039
	Knight-Swift Transportation Holdings Inc	250	Knight-Swift Transportation Holdings Inc	^	10,455
	Kratos Def & Sec Solutions Inc	900	Kratos Def & Sec Solutions Inc	^	24,687
	Kroger Co	521	Kroger Co	^	16,546
	Kura Oncology Inc	200	Kura Oncology Inc	^	6,532
	KushCo Holdings Inc	191	KushCo Holdings Inc	^	153
	L3Harris Technologies Inc	220	L3Harris Technologies Inc	^	41,653
	Lam Research Corp	10	Lam Research Corp	^	4,723
	Lamb Weston Holdings Inc	233	Lamb Weston Holdings Inc	^	18,346
	Lexaria Bioscience Corp (lexx 01/12/21)	15	Lexaria Bioscience Corp (lexx 01/12/21)	^	4
	Lexicon Pharmaceuticals Inc	1,250	Lexicon Pharmaceuticals Inc	^	4,275
	Lindblad Expeditions Holding	70	Lindblad Expeditions Holding	^	1,198
	Lions Gate Entertainment Corp	375	Lions Gate Entertainment Corp	^	4,264
	Lions Gate Entertainment-B	375	Lions Gate Entertainment-B	^	3,893
	Lithium Americas Corp	100	Lithium Americas Corp	^	1,255
	Live Nation Entertainment Inc	100	Live Nation Entertainment Inc	^	7,348
	Livent Corp	28	Livent Corp	^	528
	Lockheed Martin Corp	104	Lockheed Martin Corp	^	36,833
	Logicbio Therapeutics Inc	120	Logicbio Therapeutics Inc	^	916

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2020 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Longview Acquisition Corp A (bfly 02/16/21)	180	Longview Acquisition Corp A (bfly 02/16/21)	^	3,562
	Lordstown Motors Corp	2,000	Lordstown Motors Corp	^	40,120
	Lowes Co Inc	186	Lowes Co Inc	^	29,873
	Lucara Diamond Corp	465	Lucara Diamond Corp	^	187
	Lululemon Athletica Inc	13	Lululemon Athletica Inc	^	4,524
	Lumentum Holdings Inc	15	Lumentum Holdings Inc	^	1,422
	Luminar Technologies Inc	210	Luminar Technologies Inc	^	7,140
	Lyft Inc A	140	Lyft Inc A	^	6,878
	MACOM Technology Solutions Holdings Inc	90	MACOM Technology Solutions Holdings Inc	^	4,954
	Macquarie Infrastructure Corp	151	Macquarie Infrastructure Corp	^	5,670
	Madison Square Garden Entertainment CL A	5	Madison Square Garden Entertainment CL A	^	525
	Madison Square Garden Sports Corp	5	Madison Square Garden Sports Corp	^	921
	Mag Silver Corp	20	Mag Silver Corp	^	410
	Magnite Inc	1,330	Magnite Inc	^	40,844
	Mankind Corp	1,500	Mankind Corp	^	4,695
	Marathon Oil Corp	1	Marathon Oil Corp	^	7
	Marathon Petroleum Corp	103	Marathon Petroleum Corp	^	4,268
	Marcus Corp	400	Marcus Corp	^	5,392
	Marijuana Company Of America	28,092	Marijuana Company Of America	^	116
	Marriot Vacations World	1	Marriot Vacations World	^	137
	Marriott International Inc	100	Marriott International Inc	^	13,192
	Marvell Technology Group LTD (mrvl 04/21/21)	440	Marvell Technology Group LTD (mrvl 04/21/21)	^	20,918
	Massroots	825	Massroots	^	5
	Mastercard Inc A	481	Mastercard Inc A	^	171,688
	Match Group Inc	21	Match Group Inc	^	3,175
	Matson Inc	117	Matson Inc	^	6,656
	Mattel Inc	4,025	Mattel Inc	^	70,236
	Maverix Metals Inc	176	Maverix Metals Inc	^	961
	Maxeon Solar Tech Ltd	1	Maxeon Solar Tech Ltd	^	28
	Maxlinear Inc-Class A	85	Maxlinear Inc-Class A	^	3,246
	McCormick & Co Inc	400	McCormick & Co Inc	^	38,240
	Mcdonalds Corp	298	Mcdonalds Corp	^	63,945
	McEwen Mining Inc	600	McEwen Mining Inc	^	591
	mCloud Technologies Corp	100	mCloud Technologies Corp	^	145
	Medical Marijuana Inc	750	Medical Marijuana Inc	^	13
	Medmen Enterprises Inc	3,685	Medmen Enterprises Inc	^	478
	Medtronic PLC	80	Medtronic PLC	^	9,371
	Mercadolibre Inc	37	Mercadolibre Inc	^	61,983
	Merck & Company Inc	2,111	Merck & Company Inc	^	172,644
	Mercury Gen Corp	137	Mercury Gen Corp	^	7,178
	Metalla Royalty & Streaming	325	Metalla Royalty & Streaming	^	4,082
	MGM Resorts International	525	MGM Resorts International	^	16,543
	Microchip Technology	5	Microchip Technology	^	691
	Micron Tech. Inc.	281	Micron Tech. Inc.	^	21,126
	Microsoft Corporation	4,634	Microsoft Corporation	^	1,030,629
	Miller Herman Inc	44	Miller Herman Inc	^	1,487
	Mimedx Group Inc	1	Mimedx Group Inc	^	9
	Mind Medicine Mindmed Inc (mnmd 04/27/21)	3,757	Mind Medicine Mindmed Inc (mnmd 04/27/21)	^	11,459
	Minerva Neurosciences Inc	500	Minerva Neurosciences Inc	^	1,170
	Mitek Systems Inc	100	Mitek Systems Inc	^	1,778
	Mobileye Nv (acquired 05/03/18)	1	Mobileye Nv (acquired 05/03/18)	^	0
	Moderna Inc	383	Moderna Inc	^	40,012
	Mogo Inc	1	Mogo Inc	^	4
	Mohawk Ind	20	Mohawk Ind	^	2,819
	Mondelez International Inc	105	Mondelez International Inc	^	6,122
	Moneygram International Inc	65	Moneygram International Inc	^	355
	Monster Beverage Corp	170	Monster Beverage Corp	^	15,722
	Morgan Stanley	300	Morgan Stanley	^	20,559
	MP Materials Corp	406	MP Materials Corp	^	13,061
	Mustang Bio Inc	5,000	Mustang Bio Inc	^	18,925
	Mydx Inc	13,500	Mydx Inc	^	3
	Myriad Genetics Inc	200	Myriad Genetics Inc	^	3,955

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2020 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Nabors Industries	11	Nabors Industries	^	641
	Nano Dimension Ltd ADR	5,000	Nano Dimension Ltd ADR	^	45,500
	Nautilus Inc	1,651	Nautilus Inc	^	29,949
	Neophotonics Corp	5,000	Neophotonics Corp	^	45,450
	Neptune Wellness Solutions Inc	100	Neptune Wellness Solutions Inc	^	156
	Net Element Inc	200	Net Element Inc	^	2,790
	Netflix Inc	232	Netflix Inc	^	125,449
	New Mountain Finance Corp	2,000	New Mountain Finance Corp	^	22,720
	New Pacific Holdings Corp	480	New Pacific Holdings Corp	^	3,025
	New Providence Acquisit CL A (asts 04/07/21)	421	New Providence Acquisit CL A (asts 04/07/21)	^	5,717
	NewAge Inc	100	NewAge Inc	^	263
	Newmark Group Inc-Class A	35	Newmark Group Inc-Class A	^	257
	Newmont Corp	10	Newmont Corp	^	599
	Nextcure Inc	500	Nextcure Inc	^	5,450
	Nextech AR Solutions Corp	34	Nextech AR Solutions Corp	^	179
	Nextera Energy Inc	897	Nextera Energy Inc	^	69,199
	Nike Inc.	138	Nike Inc.	^	19,514
	Nikola Corp	350	Nikola Corp	^	5,341
	Nordic American Tankers Ltd	53	Nordic American Tankers Ltd	^	155
	Nordstrom Inc.	395	Nordstrom Inc.	^	12,328
	Nortel Networks (delisted 10/14/15)	2	Nortel Networks (delisted 10/14/15)	^	0
	North American Cannabis Holding	1,200,193	North American Cannabis Holding	^	360
	Northrop Grumman Corp	145	Northrop Grumman Corp	^	44,297
	Northwest Biotherapeutics	905	Northwest Biotherapeutics	^	1,380
	NortonLifeLock Inc	600	NortonLifeLock Inc	^	12,468
	Norwegian Air Shuttle ASA	99	Norwegian Air Shuttle ASA	^	973
	Norwegian Cruise Line Holdin	701	Norwegian Cruise Line Holdin	^	17,826
	Novagold Resources	800	Novagold Resources	^	7,749
	Novan Inc	200	Novan Inc	^	163
	Novavax Inc	270	Novavax Inc	^	30,108
	Nuance Communications Inc	250	Nuance Communications Inc	^	11,023
	Nutanix Inc - A	1	Nutanix Inc - A	^	32
	Nvidia Corp	322	Nvidia Corp	^	168,194
	NXP Semiconductors Nv	134	NXP Semiconductors Nv	^	21,319
	Ocado Group PLC	20	Ocado Group PLC	^	617
	Occidental Petroleum Corp	340	Occidental Petroleum Corp	^	5,885
	Omeros Corp	1,100	Omeros Corp	^	15,714
	Oncocyte Corp	100	Oncocyte Corp	^	239
	Oncolytics Biotech Inc	350	Oncolytics Biotech Inc	^	833
	Oncternal Therapeutics Inc	200	Oncternal Therapeutics Inc	^	980
	Oneok Inc	465	Oneok Inc	^	17,847
	opendoor Technologies Inc	30	opendoor Technologies Inc	^	682
	Opko Health Inc	200	Opko Health Inc	^	790
	Oracle Corp	850	Oracle Corp	^	54,987
	Orasure Technologies	300	Orasure Technologies	^	3,176
	Orezone Gold Corp	300	Orezone Gold Corp	^	259
	Oric Pharmaceuticals Inc	15	Oric Pharmaceuticals Inc	^	508
	Osisko Gold Royalties Ltd	161	Osisko Gold Royalties Ltd	^	2,046
	Otonomy Inc	250	Otonomy Inc	^	1,618
	Overstock.Com Inc	23	Overstock.Com Inc	^	1,103
	Ovid Therapeutics Inc	1,200	Ovid Therapeutics Inc	^	2,772
	Pacific Biosciences of Calif	98	Pacific Biosciences of Calif	^	2,542
	Pacific Premier Bancorp Inc	27	Pacific Premier Bancorp Inc	^	846
	Pacwest Bancorp	200	Pacwest Bancorp	^	5,080
	Pagseguro Digital Ltd-Cl A	110	Pagseguro Digital Ltd-Cl A	^	6,257
	Palantir Technologies Inc A	14,372	Palantir Technologies Inc A	^	338,461
	Palo Alto Networks Inc	104	Palo Alto Networks Inc	^	36,961
	Pan American Silver Cap	13	Pan American Silver Cap	^	463
	Parafin Corp	2,000,000	Parafin Corp	^	800
	Paratek Pharmaceuticals Inc	1,100	Paratek Pharmaceuticals Inc	^	6,886
	Paychex Inc	285	Paychex Inc	^	26,556
	Paycom Software Inc	90	Paycom Software Inc	^	40,703

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2020 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Paypal Holdings Inc	694	Paypal Holdings Inc	^	162,535
	Peak Pharmaceuticals Inc	1,750	Peak Pharmaceuticals Inc	^	145
	Pegasystems Inc.	15	Pegasystems Inc.	^	1,999
	Peloton Interactive Inc-A	315	Peloton Interactive Inc-A	^	47,792
	Penn National Gaming	190	Penn National Gaming	^	16,410
	Pennantpark Floating Rate Capital Ltd	1	Pennantpark Floating Rate Capital Ltd	^	11
	Peoples United Financial Inc	25	Peoples United Financial Inc	^	323
	Pepsico Inc	499	Pepsico Inc	^	74,002
	Pershing Square Holdings Ltd	202	Pershing Square Holdings Ltd	^	7,163
	Pershing Square Tontine A	500	Pershing Square Tontine A	^	13,860
	Petersen Cos Inc Cl A	200	Petersen Cos Inc Cl A	^	135
	Pfizer Incorporated	4,407	Pfizer Incorporated	^	162,230
	Pg&e Corp	811	Pg&e Corp	^	10,105
	PGT Innovations Inc	25	PGT Innovations Inc	^	509
	Philip Morris International	111	Philip Morris International	^	9,175
	Phillips 66	57	Phillips 66	^	3,974
	Ping Identity Holding Corp	260	Ping Identity Holding Corp	^	7,446
	Pinnacle West Cap Corp	217	Pinnacle West Cap Corp	^	17,315
	Pinterest Inc- Class A	2,901	Pinterest Inc- Class A	^	191,176
	Planet 13 Holdings Inc	4,100	Planet 13 Holdings Inc	^	22,940
	Platinum Group Metals Ltd	100	Platinum Group Metals Ltd	^	464
	Plug Power Inc	858	Plug Power Inc	^	29,095
	Plus Products Inc	250	Plus Products Inc	^	133
	Precision Biosciences Inc	450	Precision Biosciences Inc	^	3,753
	Preferred Bank/Los Angeles	3	Preferred Bank/Los Angeles	^	151
	Preveceutical Medical Inc	2,500	Preveceutical Medical Inc	^	59
	Procter & Gamble Co	609	Procter & Gamble Co	^	84,684
	Profire Energy Inc	5,000	Profire Energy Inc	^	4,263
	Progenity Inc	350	Progenity Inc	^	1,859
	Progyny Inc	580	Progyny Inc	^	24,586
	ProQR Therapeutics NV	500	ProQR Therapeutics NV	^	2,100
	Prothena Corp PLC	200	Prothena Corp PLC	^	2,402
	Prudential Finl Inc	16	Prudential Finl Inc	^	1,257
	PTC Inc	17	PTC Inc	^	2,033
	Pure Storage Inc - Class A	2,331	Pure Storage Inc - Class A	^	52,704
	Qualcomm	370	Qualcomm	^	56,373
	Quest Diagnostics Inc	11	Quest Diagnostics Inc	^	1,367
	Quidel Corp	100	Quidel Corp	^	17,965
	Rackspace Technology Inc	50	Rackspace Technology Inc	^	953
	Radius Health Inc	100	Radius Health Inc	^	1,786
	Range Resource Corp.	2,500	Range Resource Corp.	^	16,750
	Raytheon Technologies Corp	351	Raytheon Technologies Corp	^	25,132
	Razer Inc	9,000	Razer Inc	^	2,678
	Red Lion Hotels Corp (acquired 03/18/21)	18	Red Lion Hotels Corp (acquired 03/18/21)	^	62
	Red Violet Inc	150	Red Violet Inc	^	3,917
	Redfin Corp	851	Redfin Corp	^	58,404
	Regions Finl Corp Com	501	Regions Finl Corp Com	^	8,070
	Replimune Group Inc	31	Replimune Group Inc	^	1,183
	Reynolds Consumer Products I	50	Reynolds Consumer Products I	^	1,502
	Riot Blockchain Inc	1,240	Riot Blockchain Inc	^	21,068
	Rite Aid Corp	195	Rite Aid Corp	^	3,087
	Roan Holdings Group Co Ltd	1	Roan Holdings Group Co Ltd	^	0
	Robert Half Intl Inc	100	Robert Half Intl Inc	^	6,248
	Rocket Cos Inc-Class A	2,057	Rocket Cos Inc-Class A	^	41,593
	Rockwell International	200	Rockwell International	^	50,162
	Roku Inc	423	Roku Inc	^	140,444
	Roper Technologies Inc	93	Roper Technologies Inc	^	40,091
	Ross Stores Inc	70	Ross Stores Inc	^	8,597
*	Royal Bank Of Canada	1,049,521	Royal Bank Of Canada	^	86,123,686
	Royal Caribbean Cruises Ltd Is	350	Royal Caribbean Cruises Ltd Is	^	26,142
	Royal Gold Inc	305	Royal Gold Inc	^	32,460
	S&P Global Inc	80	S&P Global Inc	^	26,322

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2020 Form 5500

Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Sabina Gold & Silver Corp	325	Sabina Gold & Silver Corp	^	839
	Salesforce.Com Inc	1,277	Salesforce.Com Inc	^	284,171
	Samaritan Pharmaceuticals (Delisted 8/15/2011)	1,166	Samaritan Pharmaceuticals (Delisted 8/15/2011)	^	0
	Sandstorm Gold Ltd	875	Sandstorm Gold Ltd	^	6,274
	Santander Consumer USA Holdi	1	Santander Consumer USA Holdi	^	22
	Schlumberger Ltd	4,000	Schlumberger Ltd	^	87,320
	Scotts Miracle-Gro Co Cl A	19	Scotts Miracle-Gro Co Cl A	^	3,809
	Seabridge Res Inc	605	Seabridge Res Inc	^	12,747
	Seadrill Ltd	10	Seadrill Ltd	^	3
	Seagen Inc	400	Seagen Inc	^	70,056
	Seanergy Maritime Holdings	3,750	Seanergy Maritime Holdings	^	2,016
	Semiconductor Corporation	100	Semiconductor Corporation	^	3,273
	Senseonics Holdings Inc	2,600	Senseonics Holdings Inc	^	2,267
	Servicenow Inc	54	Servicenow Inc	^	29,723
	Shake Shack Inc - Class A	8	Shake Shack Inc - Class A	^	678
	SharpSpring Inc	450	SharpSpring Inc	^	7,326
	Sherwin Williams	30	Sherwin Williams	^	22,047
	Shift Technologies Inc	1,100	Shift Technologies Inc	^	9,097
	Shockwave Medical Inc	268	Shockwave Medical Inc	^	27,797
	Shopify Inc - A	18	Shopify Inc - A	^	20,375
	Silicon Laboratories	10	Silicon Laboratories	^	1,273
	Silvercorp Metals Inc	101	Silvercorp Metals Inc	^	674
	Silvercrest Metals Inc	35	Silvercrest Metals Inc	^	391
	Sirius XM Holdings Inc	1,158	Sirius XM Holdings Inc	^	7,378
	Skillz Inc	50,035	Skillz Inc	^	1,000,700
	Skyworks Solutions Inc	11	Skyworks Solutions Inc	^	1,682
	Slack Technologies Inc- Cl A	10	Slack Technologies Inc- Cl A	^	422
	Smith & Wesson Brands Inc	274	Smith & Wesson Brands Inc	^	4,864
	Snap Inc - A	1,203	Snap Inc - A	^	60,234
	Snowflake Inc-Class A	119	Snowflake Inc-Class A	^	33,487
	Social Capital Hedosophia A (clov 01/08/21)	300	Social Capital Hedosophia A (clov 01/08/21)	^	5,031
	Solaredge Technologies Inc	10	Solaredge Technologies Inc	^	3,191
	Sonoco Products Co	228	Sonoco Products Co	^	13,509
	Sonos Inc	482	Sonos Inc	^	11,274
	Southern Company	290	Southern Company	^	17,815
	Southwest Airlines Company	1,265	Southwest Airlines Company	^	58,962
	Spero Therapeutics Inc	150	Spero Therapeutics Inc	^	2,909
	Spirit Aerosystems Holdings Cl A	355	Spirit Aerosystems Holdings Cl A	^	13,877
	Splunk Inc	157	Splunk Inc	^	26,673
	Spotify Technology Sa	11	Spotify Technology Sa	^	3,461
	Sprott Inc	40	Sprott Inc	^	1,169
	Sprouts Farmers Markets Inc	1,500	Sprouts Farmers Markets Inc	^	30,150
	Square Inc - A	10,439	Square Inc - A	^	2,271,944
	SS&C Technologies Holdings	50	SS&C Technologies Holdings	^	3,638
	SSR Mining Inc	100	SSR Mining Inc	^	2,011
	Stamps.Com Inc	100	Stamps.Com Inc	^	19,619
	Stanley Black and Decker Inc	50	Stanley Black and Decker Inc	^	8,928
	Starbucks Corp.	1,150	Starbucks Corp.	^	123,047
	Stereotaxis Inc	69,050	Stereotaxis Inc	^	351,465
	Stericycle Inc	330	Stericycle Inc	^	22,879
	Stoke Therapeutics Inc	100	Stoke Therapeutics Inc	^	6,193
	Stryker Corporation	35	Stryker Corporation	^	8,576
	Summit Materials Inc Cl A	100	Summit Materials Inc Cl A	^	2,008
	Sundial Growers Inc	1,000	Sundial Growers Inc	^	474
	Sunpower Corp	15	Sunpower Corp	^	385
	Sunrun Inc	50	Sunrun Inc	^	3,469
	Switchback Energy Acquisit A (chpt 03/01/21)	16	Switchback Energy Acquisit A (chpt 03/01/21)	^	641
	Synergy Pharmaceuticals Inc (acquired 05/02/19)	200	Synergy Pharmaceuticals Inc (acquired 05/02/19)	^	0
	Synopsys Inc	25	Synopsys Inc	^	6,481
	Tabula Rasa Healthcare Inc	72	Tabula Rasa Healthcare Inc	^	3,084
	Target Corp	330	Target Corp	^	58,247
	Taseko Mines LTD	10,000	Taseko Mines LTD	^	13,200

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2020 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Tattooed Chef Inc	1,000	Tattooed Chef Inc	^	22,890
	TDK Corp	20	TDK Corp	^	3,032
	Teladoc Health Inc	135	Teladoc Health Inc	^	26,995
	Tenet Healthcare Corp.	65	Tenet Healthcare Corp.	^	2,595
	Teradyne Inc	10	Teradyne Inc	^	1,199
	Teranga Gold Corp	40	Teranga Gold Corp	^	431
	Terra Tech Corp	32,924	Terra Tech Corp	^	4,939
	Tesla Inc	3,002	Tesla Inc	^	2,118,421
	Texas Instruments Inc	17	Texas Instruments Inc	^	2,816
	TG Therapeutics Inc	1,600	TG Therapeutics Inc	^	83,232
	Thermo Fisher Scientific Inc	310	Thermo Fisher Scientific Inc	^	144,392
	Tilray Inc-Class 2 Common	75	Tilray Inc-Class 2 Common	^	620
	Titan Pharmaceuticals Inc	41	Titan Pharmaceuticals Inc	^	135
	Tjx Companies	110	Tjx Companies	^	7,512
	T-Mobile US Inc	602	T-Mobile US Inc	^	81,180
	Torex Gold Resources Inc	35	Torex Gold Resources Inc	^	525
	Trade Desk Inc/The -Class A	55	Trade Desk Inc/The -Class A	^	44,055
	Tradeweb Markets Inc-Class A	116	Tradeweb Markets Inc-Class A	^	7,244
	Trane Technologies PLC	239	Trane Technologies PLC	^	34,693
	Transocean Ltd	1	Transocean Ltd	^	2
	Transunion	340	Transunion	^	33,735
	Travelers Cos Inc	5	Travelers Cos Inc	^	702
	Triton International Ltd	20	Triton International Ltd	^	970
	Trulieve Cannabis Corp	125	Trulieve Cannabis Corp	^	3,953
	Turquoise Hill Resources Inc	1,300	Turquoise Hill Resources Inc	^	16,146
	Twilio Inc - A	371	Twilio Inc - A	^	125,584
	Twitter Inc	771	Twitter Inc	^	41,750
	Tyme Technologies Inc	888	Tyme Technologies Inc	^	1,083
	Uber Technologies Inc	2,160	Uber Technologies Inc	^	110,160
	UBS Group AG	1	UBS Group AG	^	14
	Ulta Salon Cosmetics & Fragrance Inc	259	Ulta Salon Cosmetics & Fragrance Inc	^	74,374
	Union Pacific Corp.	60	Union Pacific Corp.	^	12,493
	United Airlines Holdings Inc	545	United Airlines Holdings Inc	^	23,571
	United Parcel Service	55	United Parcel Service	^	9,262
	United Rentals Inc	322	United Rentals Inc	^	74,675
	United States Steel Corp	400	United States Steel Corp	^	6,708
	Unitedhealth Group Inc	410	Unitedhealth Group Inc	^	143,902
	Unity Software Inc	1,012	Unity Software Inc	^	155,312
	Universal Display Corp	5	Universal Display Corp	^	1,149
	US Foods Holding Corp	25	US Foods Holding Corp	^	833
	Us Global Nanospace Inc	2,000	Us Global Nanospace Inc	^	1
	Utz Brands Inc	2,906	Utz Brands Inc	^	64,106
	V.F. Corp.	115	V.F. Corp.	^	9,861
	Vail Resorts Inc.	20	Vail Resorts Inc.	^	5,579
	Varian Medical Systems (acquired 04/15/21)	40	Varian Medical Systems (acquired 04/15/21)	^	7,000
	VBI Vaccines Inc	1,100	VBI Vaccines Inc	^	3,025
	Veeva Systems Inc-Class A	124	Veeva Systems Inc-Class A	^	33,759
	Velodyne Lidar Inc	175	Velodyne Lidar Inc	^	3,994
	Verastem Inc	101,300	Verastem Inc	^	215,769
	Verisign Inc.	63	Verisign Inc.	^	13,633
	Verizon Communications	4,555	Verizon Communications	^	267,606
	Vertex Pharmaceuticals	12	Vertex Pharmaceuticals	^	2,836
	ViacomCBS Inc	4,241	ViacomCBS Inc	^	158,020
	Viasat Inc.	150	Viasat Inc.	^	4,898
	Viatris Inc	130	Viatris Inc	^	2,436
	Virgin Galactic Holdings Inc	476	Virgin Galactic Holdings Inc	^	11,295
	Visa Inc Class A Shares	1,074	Visa Inc Class A Shares	^	234,867
	Vista Outdoor Inc	25	Vista Outdoor Inc	^	594
	Vulcan Matls Co	44	Vulcan Matls Co	^	6,526
	Vuzix Corp	100	Vuzix Corp	^	908
	W&T Offshore Inc	1,000	W&T Offshore Inc	^	2,170
	Wabtec	1	Wabtec	^	73

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2020 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Waddell & Reed Financial CL A (acquired 05/03/21)	1	Waddell & Reed Financial CL A (acquired 05/03/21)	^	25
	Waitr Holdings Inc	800	Waitr Holdings Inc	^	2,224
	Walgreens Boots Alliance Inc	132	Walgreens Boots Alliance Inc	^	5,277
	Walmart Inc	880	Walmart Inc	^	126,858
	Weedmd Inc	500	Weedmd Inc	^	96
	Wells Fargo & Co New	1,413	Wells Fargo & Co New	^	42,647
	Welltower Inc	10	Welltower Inc	^	646
	Western Alliance Bancorp	407	Western Alliance Bancorp	^	24,400
	Western Digital Corp	100	Western Digital Corp	^	5,539
	Westport Innovations Inc	500	Westport Innovations Inc	^	2,665
	Wheaton Precious Metals Corp	352	Wheaton Precious Metals Corp	^	14,677
	Whirlpool Corp.	50	Whirlpool Corp.	^	9,085
	Whitecap Resources Inc	100	Whitecap Resources Inc	^	382
	Whitehorse Gold Corp	62	Whitehorse Gold Corp	^	191
	Williams Co.	340	Williams Co.	^	6,825
	Winston Gold Corp	7,000	Winston Gold Corp	^	827
	Wolverine Wld Wide Inc.	425	Wolverine Wld Wide Inc.	^	13,281
	Workday Inc-Class A	207	Workday Inc-Class A	^	49,599
	Workhorse Group Inc	280	Workhorse Group Inc	^	5,538
	WPX Energy Inc (dvn 01/07/21)	1,300	WPX Energy Inc (dvn 01/07/21)	^	10,595
	Wynn Resorts Ltd	186	Wynn Resorts Ltd	^	20,986
	Xcel Energy Inc	240	Xcel Energy Inc	^	16,001
	Xilinx Inc	405	Xilinx Inc	^	57,417
	XL Fleet Corp	500	XL Fleet Corp	^	11,865
	XPO Logistics Inc	50	XPO Logistics Inc	^	5,960
	Yellow Media Ltd	25	Yellow Media Ltd	^	246
	Yelp Inc	225	Yelp Inc	^	7,351
	Yext Inc	150	Yext Inc	^	2,358
	Yum! Brands Inc.	210	Yum! Brands Inc.	^	22,791
	Zebra Technologies	266	Zebra Technologies	^	102,232
	Zillow Group Inc CL C	147	Zillow Group Inc CL C	^	19,081
	Zoetis Inc	621	Zoetis Inc	^	102,776
	Zogenix Inc	200	Zogenix Inc	^	3,998
	Zoned Properties Inc	575	Zoned Properties Inc	^	247
	Zoom Video Communications-A	2,058	Zoom Video Communications-A	^	694,205
	Zosano Pharma Corp	1,000	Zosano Pharma Corp	^	527
	Zscaler Inc	47	Zscaler Inc	^	9,386
	Zuora Inc - Class A	370	Zuora Inc - Class A	^	5,154
	Hon Hai Precision-Gdr Reg S	80	Hon Hai Precision-Gdr Reg S	^	528
	AGNC Investment Corp	348	AGNC Investment Corp	^	5,428
	American Tower REIT Inc	3	American Tower REIT Inc	^	673
	Annaly Capital Management Inc	11,506	Annaly Capital Management Inc	^	97,222
	Arbor Realty Trust Inc	485	Arbor Realty Trust Inc	^	6,874
	Armour Residential Reit Inc	33	Armour Residential Reit Inc	^	356
	Cbl & Associates Properties	36,500	Cbl & Associates Properties	^	1,515
	Chatham Lodging Trust	777	Chatham Lodging Trust	^	8,392
	Chimera Investment Corp	565	Chimera Investment Corp	^	5,793
	Colony Capital Inc	11,020	Colony Capital Inc	^	53,006
	Community Healthcare Trust I	1,500	Community Healthcare Trust I	^	70,665
	Crown Castle Intl Corp	1,819	Crown Castle Intl Corp	^	289,526
	Digital Realty Trust Inc	5	Digital Realty Trust Inc	^	698
	Equinix Inc	57	Equinix Inc	^	40,708
	Essex Property Trust Inc	105	Essex Property Trust Inc	^	24,929
	Healthcare Trust Of America	460	Healthcare Trust Of America	^	12,668
	Healthpeak Properties Inc	11	Healthpeak Properties Inc	^	333
	Hersha Hospitality Trust	200	Hersha Hospitality Trust	^	1,578
	Invesco Mortgage Capital	20	Invesco Mortgage Capital	^	68
	Invitation Homes Inc	142	Invitation Homes Inc	^	4,217
	Istar Inc	150	Istar Inc	^	2,228
	Medical Properties Trust Inc	1,000	Medical Properties Trust Inc	^	21,790
	Mid America Apt Community	150	Mid America Apt Community	^	19,004
	National Retail Properties Inc	620	National Retail Properties Inc	^	25,370

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2020 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	New Residential Investment	50	New Residential Investment	^	497
	Office Pptys Income Tr	16	Office Pptys Income Tr	^	363
	Omega Healthcare Invs	500	Omega Healthcare Invs	^	18,160
	Park Hotels & Resorts Inc	1,701	Park Hotels & Resorts Inc	^	29,167
	Pennsylvania Real Estate Investment Trust	1,000	Pennsylvania Real Estate Investment Trust	^	1,000
	Prologis Inc	229	Prologis Inc	^	22,822
	Realty Income Corp	37	Realty Income Corp	^	2,324
	SBA Communications Corp	12	SBA Communications Corp	^	3,386
	Simon Ppty Group Inc	1,000	Simon Ppty Group Inc	^	85,280
	Stag Industrial Inc	200	Stag Industrial Inc	^	6,264
	Starwood Property Trust Inc	441	Starwood Property Trust Inc	^	8,511
	Store Capital Corp	375	Store Capital Corp	^	12,743
	Tanger Factory Outlet Centrs	26	Tanger Factory Outlet Centrs	^	256
	UDR Inc	600	UDR Inc	^	23,058
	Yellow Media Ltd-Cw22	14	Yellow Media Ltd-Cw22	^	5
	3-D Systems Corp @11.5 1/22/21	(1)	3-D Systems Corp @11.5 1/22/21	^	-38
	Adverum Biotechnologies @10 3/19/21	(3)	Adverum Biotechnologies @10 3/19/21	^	-730
	Aerie Pharmaceuticals Inc @12.5 5/21/21	(3)	Aerie Pharmaceuticals Inc @12.5 5/21/21	^	-871
	Akebia Therapeutics Inc @2.5 4/16/21	(8)	Akebia Therapeutics Inc @2.5 4/16/21	^	-660
	Allogene Therapeutics Inc @30 5/21/21	(2)	Allogene Therapeutics Inc @30 5/21/21	^	-570
	AMC Entertainment Hlds-Cl A @4 1/21/22	10	AMC Entertainment Hlds-Cl A @4 1/21/22	^	837
	American Airlines Group Inc @16.5 12/04/20	(7)	American Airlines Group Inc @16.5 12/04/20	^	0
	American Well Corp @35 01/15/21	(6)	American Well Corp @35 01/15/21	^	-45
	Aphria Inc @8 1/29/21	7	Aphria Inc @8 1/29/21	^	339
	Apple Inc @128 1/15/21	3	Apple Inc @128 1/15/21	^	1,935
	Apple Inc @137 12/31/20	(3)	Apple Inc @137 12/31/20	^	0
	Arcos Dorados Holdings Inc-A @5 2/19/21	(10)	Arcos Dorados Holdings Inc-A @5 2/19/21	^	-385
	Ardelyx Inc @7.5 1/15/21	(4)	Ardelyx Inc @7.5 1/15/21	^	-210
	Ardelyx Inc @7.5 4/16/21	(11)	Ardelyx Inc @7.5 4/16/21	^	-1,045
	Astrazeneca Plc Sponsored Adr @55 1/15/21	(1)	Astrazeneca Plc Sponsored Adr @55 1/15/21	^	-13
	AT&T Inc @33 3/19/21	(1)	AT&T Inc @33 3/19/21	^	-23
	Bank Of America Corp @28 1/15/21	(10)	Bank Of America Corp @28 1/15/21	^	-2,450
	Beazer Homes Usa @13 5/21/21	(1)	Beazer Homes Usa @13 5/21/21	^	-345
	Beyond Meat Inc @142 12/31/20	(11)	Beyond Meat Inc @142 12/31/20	^	0
	Bloom Energy Corp- A @31 1/15/21	(250)	Bloom Energy Corp- A @31 1/15/21	^	-36,875
	Boeing Company @240 12/18/20	(1)	Boeing Company @240 12/18/20	^	0
	Bristol-Myers Squibb Co @62.5 1/21/22	25	Bristol-Myers Squibb Co @62.5 1/21/22	^	14,875
	Caesars Entertainment-IPO @75 1/15/21	(5)	Caesars Entertainment-IPO @75 1/15/21	^	-1,568
	Callaway Golf Co. @22 1/15/21	(2)	Callaway Golf Co. @22 1/15/21	^	-474
	Cloudera Inc @15 1/15/21	1	Cloudera Inc @15 1/15/21	^	26
	Compass Pathways PLC @70 01/15/21	(2)	Compass Pathways PLC @70 01/15/21	^	-89
	Conocophillips @70 1/15/21	(4)	Conocophillips @70 1/15/21	^	0
	Cormedix Inc @5 3/19/21	(8)	Cormedix Inc @5 3/19/21	^	-2,327
	Cronos Group Inc @15 1/15/21	12	Cronos Group Inc @15 1/15/21	^	4
	Designer Brands Inc @10 1/15/21	(20)	Designer Brands Inc @10 1/15/21	^	-150
	Designer Brands Inc @10 7/16/21	25	Designer Brands Inc @10 7/16/21	^	2,688
	Designer Brands Inc @7.5 1/21/22	20	Designer Brands Inc @7.5 1/21/22	^	4,991
	Direxion Daily Energy Bull 2 @15 1/21/22	30	Direxion Daily Energy Bull 2 @15 1/21/22	^	11,400
	Direxion Daily Gold Miners I @74 1/29/21	1	Direxion Daily Gold Miners I @74 1/29/21	^	371
	Direxion Daily S&P 500 Bear 3X @5 3/19/21	(18)	Direxion Daily S&P 500 Bear 3X @5 3/19/21	^	-486
	Direxion Daily S&P 500 Bear 3X @6 3/19/21	(10)	Direxion Daily S&P 500 Bear 3X @6 3/19/21	^	-185
	Draftkings Inc - Cl A @55 1/15/21	(250)	Draftkings Inc - Cl A @55 1/15/21	^	-11,760
	Dropbox Inc Class A @25 1/21/22	50	Dropbox Inc Class A @25 1/21/22	^	17,771
	Flexion Therapeutics Inc @12.5 1/15/21	(1)	Flexion Therapeutics Inc @12.5 1/15/21	^	-38
	Ford Motor Co New @10.5 1/22/21	(1)	Ford Motor Co New @10.5 1/22/21	^	-3
	Fulgent Genetics Inc @30 4/16/21	(1)	Fulgent Genetics Inc @30 4/16/21	^	-2,490
	G1 Therapeutics Inc @17.5 4/16/21	(1)	G1 Therapeutics Inc @17.5 4/16/21	^	-438
	General Electric Co @12 1/21/22	50	General Electric Co @12 1/21/22	^	8,050
	Gilead Sciences Inc @57.5 1/21/22	30	Gilead Sciences Inc @57.5 1/21/22	^	20,848
	Golden Nugget Online Gaming Inc @20 1/15/21	(3)	Golden Nugget Online Gaming Inc @20 1/15/21	^	-660
	Golden Nugget Online Gaming Inc @22.5 1/15/21	(2)	Golden Nugget Online Gaming Inc @22.5 1/15/21	^	-275
	Greensky Inc-Class A @5 1/21/22	100	Greensky Inc-Class A @5 1/21/22	^	13,009

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2020 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	Heron Therapeutics Inc @17 3/19/21	(6)	Heron Therapeutics Inc @17 3/19/21	^	-3,530
	Innoviva Inc @11 3/19/21	(1)	Innoviva Inc @11 3/19/21	^	-215
	Invesco Currencyshares Canad @77 3/19/21	4	Invesco Currencyshares Canad @77 3/19/21	^	436
	Invesco QQQ Trust Series 1 @313 1/29/21	(13)	Invesco QQQ Trust Series 1 @313 1/29/21	^	-11,417
	Invesco QQQ Trust Series 1 @314 1/29/21	(17)	Invesco QQQ Trust Series 1 @314 1/29/21	^	-13,889
	Invitation Homes Inc @30 1/15/21	4	Invitation Homes Inc @30 1/15/21	^	190
	IQIY Inc ADS @27.5 1/15/21	(15)	IQIY Inc ADS @27.5 1/15/21	^	-12
	Jfrog Ltd @95 01/15/21	(1)	Jfrog Ltd @95 01/15/21	^	-3
	JPMorgan Chase & Co @125 1/15/21	3	JPMorgan Chase & Co @125 1/15/21	^	1,154
	Kala Pharmaceuticals Inc @7.5 4/16/21	(9)	Kala Pharmaceuticals Inc @7.5 4/16/21	^	-1,395
	Kura Oncology Inc @17.5 1/15/21	(2)	Kura Oncology Inc @17.5 1/15/21	^	-3,046
	Las Vegas Sands Corp @60 3/19/21	10	Las Vegas Sands Corp @60 3/19/21	^	4,525
	Lexicon Pharmaceuticals Inc @4 7/16/21	(4)	Lexicon Pharmaceuticals Inc @4 7/16/21	^	-541
	Microsoft Corporation @210 4/16/21	2	Microsoft Corporation @210 4/16/21	^	4,112
	Microsoft Corporation @220 1/15/21	3	Microsoft Corporation @220 1/15/21	^	1,718
	Microsoft Corporation @230 12/18/20	(1)	Microsoft Corporation @230 12/18/20	^	0
	Nano Dimension Ltd @10 01/15/21	(50)	Nano Dimension Ltd @10 01/15/21	^	-4,350
	Nextcure Inc @10 3/19/21	(5)	Nextcure Inc @10 3/19/21	^	-1,384
	NIO Inc Spon ADS @52 1/29/21	(2)	NIO Inc Spon ADS @52 1/29/21	^	-956
	Omeros Corp @11 2/19/21	(3)	Omeros Corp @11 2/19/21	^	-1,151
	Omeros Corp @13 5/21/21	(2)	Omeros Corp @13 5/21/21	^	-810
	Omeros Corp @14 1/15/21	(3)	Omeros Corp @14 1/15/21	^	-356
	Orasure Technologies @15 4/16/21	(3)	Orasure Technologies @15 4/16/21	^	-210
	Ovid Therapeutics Inc @2.5 4/16/21	(10)	Ovid Therapeutics Inc @2.5 4/16/21	^	-575
	Ovid Therapeutics Inc @5 4/16/21	(2)	Ovid Therapeutics Inc @5 4/16/21	^	-40
	Palantir Technologies Inc A @28 2/19/21	(1)	Palantir Technologies Inc A @28 2/19/21	^	-208
	Paratek Pharmaceuticals Inc @7.5 1/15/21	(10)	Paratek Pharmaceuticals Inc @7.5 1/15/21	^	-75
	Pershing Square Tontin @30 01/15/21	(1)	Pershing Square Tontin @30 01/15/21	^	-88
	Pfizer Incorporated @42 1/22/21	4	Pfizer Incorporated @42 1/22/21	^	36
	Pfizer Incorporated @42 3/19/21	3	Pfizer Incorporated @42 3/19/21	^	158
	Pg&e Corp @10 1/15/21	(8)	Pg&e Corp @10 1/15/21	^	-1,970
	ProQR Therapeutics NV @5 4/16/21	(4)	ProQR Therapeutics NV @5 4/16/21	^	-360
	Proshares Ultra Silver @50 1/15/21	1	Proshares Ultra Silver @50 1/15/21	^	410
	Proshares Ultra Vix St Future @19 1/08/21	(1)	Proshares Ultra Vix St Future @19 1/08/21	^	-14
	Redhill Biopharma Ltd @10 07/16/21	(4)	Redhill Biopharma Ltd @10 07/16/21	^	-930
	Robert Half Intl Inc @60 1/15/21	(1)	Robert Half Intl Inc @60 1/15/21	^	-324
	Rocket Cos Inc-Class A @24 2/19/21	(3)	Rocket Cos Inc-Class A @24 2/19/21	^	-252
	Shift Technologies Inc @10 01/15/21	(5)	Shift Technologies Inc @10 01/15/21	^	-112
	Shift Technologies Inc @12.5 01/15/21	(6)	Shift Technologies Inc @12.5 01/15/21	^	-45
	Skillz Inc @22.5 01/15/21	(425)	Skillz Inc @22.5 01/15/21	^	-49,937
	Skillz Inc @25 2/19/21	(75)	Skillz Inc @25 2/19/21	^	-15,937
	Southwest Airlines Company @50 3/19/21	10	Southwest Airlines Company @50 3/19/21	^	2,365
	SPDR S&P 500 ETF Trust @366 4/16/21	3	SPDR S&P 500 ETF Trust @366 4/16/21	^	6,285
	Square Inc - A @280 2/19/21	(100)	Square Inc - A @280 2/19/21	^	-25,750
	SSR Mining Inc @17 1/15/21	(1)	SSR Mining Inc @17 1/15/21	^	-321
	Summit Materials Inc Cl A @17.5 2/19/21	(1)	Summit Materials Inc Cl A @17.5 2/19/21	^	-340
	Taseko Mines LTD @2 2/19/21	(100)	Taseko Mines LTD @2 2/19/21	^	-750
	Tattoed Chef Inc @35 01/15/21	(5)	Tattoed Chef Inc @35 01/15/21	^	-62
	Tattooed Chef Inc @22.5 01/15/21	(2)	Tattooed Chef Inc @22.5 01/15/21	^	-372
	Teva Pharmaceutical @10 1/21/22	50	Teva Pharmaceutical @10 1/21/22	^	9,175
	TG Therapeutics Inc @20 1/15/21	(15)	TG Therapeutics Inc @20 1/15/21	^	-48,539
	Unity Software @170 1/15/21	(10)	Unity Software @170 1/15/21	^	-3,500
	VBI Vaccines Inc @3 1/15/21	(8)	VBI Vaccines Inc @3 1/15/21	^	-180
	VBI Vaccines Inc @3.5 1/15/21	(3)	VBI Vaccines Inc @3.5 1/15/21	^	-23
	Verastem Inc @2 3/19/21	(13)	Verastem Inc @2 3/19/21	^	-561
	W&T Offshore Inc @2 4/16/21	(10)	W&T Offshore Inc @2 4/16/21	^	-561
	Waitr Holdings Inc @3 4/16/21	(8)	Waitr Holdings Inc @3 4/16/21	^	-513
	Wrap Technologies Inc	1	Wrap Technologies Inc	^	0
	Zogenix Inc @23 1/15/21	(2)	Zogenix Inc @23 1/15/21	^	-60
			TOTAL COMMON STOCKS		120,736,227

CITY NATIONAL BANK

PROFIT SHARING PLAN

EIN: 95-1780067 PN: 001

Attachment to 2020 Form 5500

Schedule H Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)

December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	COMMON COLLECTIVE FUNDS
	Loomis Sayles Large Cap Growth Trust C	1,954,413	Loomis Sayles Large Cap Growth Trust C	^	67,524,972
	Prudential Core Plus Bond Fund Class 5	340,787	Prudential Core Plus Bond Fund Class 5	^	67,002,151
	Vanguard Target Retirement 2015 Trust II	154,690	Vanguard Target Retirement 2015 Trust II	^	6,179,873
	Vanguard Target Retirement 2020 Trust II	295,101	Vanguard Target Retirement 2020 Trust II	^	12,279,145
	Vanguard Target Retirement 2025 Trust II	686,459	Vanguard Target Retirement 2025 Trust II	^	29,119,607
	Vanguard Target Retirement 2030 Trust II	629,994	Vanguard Target Retirement 2030 Trust II	^	26,825,164
	Vanguard Target Retirement 2035 Trust II	739,736	Vanguard Target Retirement 2035 Trust II	^	32,311,685
	Vanguard Target Retirement 2040 Trust II	599,640	Vanguard Target Retirement 2040 Trust II	^	27,277,644
	Vanguard Target Retirement 2045 Trust II	739,088	Vanguard Target Retirement 2045 Trust II	^	34,123,679
	Vanguard Target Retirement 2050 Trust II	583,758	Vanguard Target Retirement 2050 Trust II	^	27,109,715
	Vanguard Target Retirement 2055 Trust II	229,142	Vanguard Target Retirement 2055 Trust II	^	14,252,663
	Vanguard Target Retirement 2060 Trust II	142,004	Vanguard Target Retirement 2060 Trust II	^	6,969,579
	Vanguard Target Retirement 2065 Trust II	83,587	Vanguard Target Retirement 2065 Trust II	^	2,526,849
	Vanguard Target Retirement Inc Trust II	175,417	Vanguard Target Retirement Inc Trust II	^	7,281,556
			TOTAL COMMON COLLECTIVE FUNDS		360,784,282

	MUTUAL FUNDS
	180 Degree Capital Corp	300	180 Degree Capital Corp	^	666
	Aberdeen Standard Physical Platinum Shares ETF	100	Aberdeen Standard Physical Platinum Shares ETF	^	10,073
	Alps Clean Energy Etf	27	Alps Clean Energy Etf	^	2,164
	Alps International Sector Di	255	Alps International Sector Di	^	6,630
	Altaba Inc Escrow	175	Altaba Inc Escrow	^	2,546
	Amplify High Income ETF	403	Amplify High Income ETF	^	6,418
	Amplify Online Retail ETF	11	Amplify Online Retail ETF	^	1,258
	Ark Fintech Innovation ETF	75	Ark Fintech Innovation ETF	^	3,728
	Ark Genomic Revolution ETF	51	Ark Genomic Revolution ETF	^	4,767
	Ark Innovation ETF	309	Ark Innovation ETF	^	38,467
	Ark Next Generation Internet ETF	157	Ark Next Generation Internet ETF	^	22,979
	Avantis International Small Cap Value ETF	202	Avantis International Small Cap Value ETF	^	11,553
	Avantis US Equity ETF	301	Avantis US Equity ETF	^	18,984
	Avantis US Small Cap Value	766	Avantis US Small Cap Value	^	43,560
	BlackRock Corporate High Yield Fund Inc	123	BlackRock Corporate High Yield Fund Inc	^	1,402
	BlackRock Resources & Commodities Strategy Trust	100	BlackRock Resources & Commodities Strategy Trust	^	741
	Brookfield Real Assets Income Fund Inc	275	Brookfield Real Assets Income Fund Inc	^	4,895
	Calamos Conv Opp Inc Sbi	35,038	Calamos Conv Opp Inc Sbi	^	474,412
	Calamos Convertible & High Income	9,562	Calamos Convertible & High Income	^	136,548
	Calamos Global Total Return	2,000	Calamos Global Total Return	^	29,340
	Cambria Shareholder Yield Et	1,000	Cambria Shareholder Yield Et	^	44,580
	Direxion Daily Aerospace & D	303	Direxion Daily Aerospace & D	^	5,124
	Direxion Daily Csi China Int	1	Direxion Daily Csi China Int	^	61
	Direxion Daily Energy Bull 2	1,100	Direxion Daily Energy Bull 2	^	15,785
	Direxion Daily Gold Miners I	98	Direxion Daily Gold Miners I	^	1,950
	Direxion Daily Homebuilders	1,000	Direxion Daily Homebuilders	^	46,160
	Direxion Daily Junior Gold M	155	Direxion Daily Junior Gold M	^	18,687
	Direxion Daily Latin America Bull 2x Shares	1	Direxion Daily Latin America Bull 2x Shares	^	80
	Direxion Daily Msci Brazil B	1	Direxion Daily Msci Brazil B	^	116
	Direxion Daily S&P 500 Bear 3X (spxs 01/11/21)	2,925	Direxion Daily S&P 500 Bear 3X (spxs 01/11/21)	^	11,437
	Direxion Daily S&P 500 Bull 3X	651	Direxion Daily S&P 500 Bull 3X	^	47,038
	Direxion Daily S&P 500 High	1	Direxion Daily S&P 500 High	^	228
	Direxion Daily S&P 500 High (hibs 01/11/21)	530	Direxion Daily S&P 500 High (hibs 01/11/21)	^	885
	Direxion Daily S&P Biotech Bull	111	Direxion Daily S&P Biotech Bull	^	11,148
	Direxion Daily S&P Oil & Gas	20	Direxion Daily S&P Oil & Gas	^	763
	Direxion Daily S&P Oil & Gas	163	Direxion Daily S&P Oil & Gas	^	4,329
	Direxion DSI C Ch A-Shr Bear 1X	270	Direxion DSI C Ch A-Shr Bear 1X	^	4,774
	Direxion Healthcare Bull 3X	75	Direxion Healthcare Bull 3X	^	5,777
	Eaton Vance Ltd Duration Income	4,000	Eaton Vance Ltd Duration Income	^	50,120
	Eaton Vance Sr Floating Rate Fund	100	Eaton Vance Sr Floating Rate Fund	^	1,273
	Eaton Vance Tax - Managed Glob	2,709	Eaton Vance Tax - Managed Glob	^	23,761
	Elements Rogers Agri Total Return	250	Elements Rogers Agri Total Return	^	1,645
	Emerging Mrkts Internet & Ec	55	Emerging Mrkts Internet & Ec	^	3,497
	ETFMG Alternative Harvest	215	ETFMG Alternative Harvest	^	3,085

CITY NATIONAL BANK
PROFIT SHARING PLAN
EIN: 95-1780067 PN: 001
Attachment to 2020 Form 5500
Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	ETFMG Prime Mobile Payments ETF	486	ETFMG Prime Mobile Payments ETF	^	32,331
	Fidelity Financials Etf	49	Fidelity Financials Etf	^	2,069
	Financial Bull 3X Shares	49	Financial Bull 3X Shares	^	2,990
	First Trust Cloud Computing ETF	21	First Trust Cloud Computing ETF	^	1,996
	First Trust DJ Internet Ind	684	First Trust DJ Internet Ind	^	145,165
	First Trust Nasdaq 100 EQ WEI	10	First Trust Nasdaq 100 EQ WEI	^	1,009
	First Trust NASDAQ Cybersecurity ETF	634	First Trust NASDAQ Cybersecurity ETF	^	28,126
	First Trust Technology Alpha	40	First Trust Technology Alpha	^	4,481
	Flaherty & Crumrine Preferred and Income Securities Fund Inc	1,500	Flaherty & Crumrine Preferred and Income Securities Fund Inc	^	35,145
	Gabelli Equity Tr Inc	11,606	Gabelli Equity Tr Inc	^	72,771
	GAMCO Global Gold Natural Res & Income Trust	557	GAMCO Global Gold Natural Res & Income Trust	^	1,955
	Global X Autonomous&Elec Etf	92	Global X Autonomous&Elec Etf	^	2,205
	Global X Cloud Computing Etf	1	Global X Cloud Computing Etf	^	28
	Global X Funds Global X Artificial Int & Tech ETF	1	Global X Funds Global X Artificial Int & Tech ETF	^	27
	Global X Mlp ETF	301	Global X Mlp ETF	^	8,241
	Global X MSCI Columbia ETF	127	Global X MSCI Columbia ETF	^	4,125
	Global X Msci Greece Etf	698	Global X Msci Greece Etf	^	17,780
	Global X Msci Pakistan ETF	360	Global X Msci Pakistan ETF	^	10,385
	Global X Robotics & Artifici	611	Global X Robotics & Artifici	^	20,252
	Goldman Activebeta US LC ETF	135	Goldman Activebeta US LC ETF	^	10,218
	Graniteshares Gold Trust	200	Graniteshares Gold Trust	^	3,778
	Grayscale Bitcoin Trust BTC	600	Grayscale Bitcoin Trust BTC	^	19,200
	Grayscale Ethereum Classic T	5,525	Grayscale Ethereum Classic T	^	35,277
	Invesco China Technology Etf	131	Invesco China Technology Etf	^	10,753
	Invesco Dynamic Semiconducto	70	Invesco Dynamic Semiconducto	^	7,353
	Invesco Preferred Etf	580	Invesco Preferred Etf	^	8,851
	Invesco Qqq Trust Series 1	3,445	Invesco Qqq Trust Series 1	^	1,080,776
	Invesco Solar Etf	100	Invesco Solar Etf	^	10,285
	Invesco Ultra Short Duration	20,838	Invesco Ultra Short Duration	^	1,053,986
	Invesco Wilderhill Clean Ene	10	Invesco Wilderhill Clean Ene	^	1,034
	iShares 1-3 Year Treasury Bond	2,000	iShares 1-3 Year Treasury Bond	^	172,760
	iShares 20+ Year Treasury Bond	192	iShares 20+ Year Treasury Bond	^	30,284
	iShares 7-10 Year Treasury Bon	1,821	iShares 7-10 Year Treasury Bon	^	218,429
	iShares Core Dividend Growth	484	iShares Core Dividend Growth	^	21,693
	iShares Core S&P Mid-Cap ETF	156	iShares Core S&P Mid-Cap ETF	^	35,853
	iShares Core S&P Small-Cap ETF	1,120	iShares Core S&P Small-Cap ETF	^	102,915
	iShares Core U.S. Aggregate Bond ETF	37	iShares Core U.S. Aggregate Bond ETF	^	4,361
	iShares Expanded Tech Sector ETF	25	iShares Expanded Tech Sector ETF	^	8,746
	Ishares Gen-Immunology Hlth	60	Ishares Gen-Immunology Hlth	^	2,756
	iShares Global Clean Energy ETF	1,190	iShares Global Clean Energy ETF	^	33,606
	iShares iBoxx High Yield Corp	43	iShares iBoxx High Yield Corp	^	3,754
	iShares MSCI Brazil ETF	132	iShares MSCI Brazil ETF	^	4,912
	iShares MSCI Canada ETF	261	iShares MSCI Canada ETF	^	8,038
	iShares MSCI EAFE Small-Cap ETF	57	iShares MSCI EAFE Small-Cap ETF	^	3,902
	iShares MSCI Emerging Markets	656	iShares MSCI Emerging Markets	^	33,874
	iShares MSCI Emerging Markets	65	iShares MSCI Emerging Markets	^	5,694
	iShares MSCI Europe Financials	420	iShares MSCI Europe Financials	^	7,367
	iShares MSCI Germany ETF	11	iShares MSCI Germany ETF	^	349
	iShares MSCI Global Gold Miner	65	iShares MSCI Global Gold Miner	^	1,938
	iShares MSCI Israel ETF	130	iShares MSCI Israel ETF	^	8,350
	iShares MSCI Russia ETF	219	iShares MSCI Russia ETF	^	8,164
	iShares MSCI South Korea ETF	70	iShares MSCI South Korea ETF	^	6,024
	iShares MSCI Spain ETF	304	iShares MSCI Spain ETF	^	8,223
	iShares MSCI Switzerland ETF	11	iShares MSCI Switzerland ETF	^	491
	iShares MSCI Turkey ETF	346	iShares MSCI Turkey ETF	^	9,168
	iShares MSCI USA ETF	5	iShares MSCI USA ETF	^	146
	Ishares MSCI USA Momentum Fa	153	Ishares MSCI USA Momentum Fa	^	24,635
	Ishares MSCI USA Quality Fac	316	Ishares MSCI USA Quality Fac	^	36,750
	iShares Nasdaq Biotechnology ETF	10	iShares Nasdaq Biotechnology ETF	^	1,515
	iShares PHLX Semiconductor ETF	80	iShares PHLX Semiconductor ETF	^	30,334
	iShares Preferred & Income Securities ETF	684	iShares Preferred & Income Securities ETF	^	26,333
	iShares Russell 1000 ETF	101	iShares Russell 1000 ETF	^	21,501

CITY NATIONAL BANK
PROFIT SHARING PLAN
EIN: 95-1780067 PN: 001
Attachment to 2020 Form 5500
Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	iShares Russell 1000 Growth ETF	45	iShares Russell 1000 Growth ETF	^	10,851
	iShares Russell 1000 Value ETF	150	iShares Russell 1000 Value ETF	^	20,570
	iShares Russell 2000 ETF	2,908	iShares Russell 2000 ETF	^	570,240
	iShares Russell 2000 Value ETF	1,817	iShares Russell 2000 Value ETF	^	239,343
	iShares S&P 100 ETF	400	iShares S&P 100 ETF	^	68,656
	iShares S&P 500 Value ETF	100	iShares S&P 500 Value ETF	^	12,802
	Ishares Self-Driving Ev&Tech	60	Ishares Self-Driving Ev&Tech	^	2,592
	iShares SILVER TRUST iShares	426	iShares SILVER TRUST iShares	^	10,467
	iShares TIPS Bond ETF	207	iShares TIPS Bond ETF	^	26,419
	iShares U.S. Financials ETF	200	iShares U.S. Financials ETF	^	13,354
	iShares U.S. Healthcare ETF	21	iShares U.S. Healthcare ETF	^	5,103
	iShares USTechnology ETF	883	iShares USTechnology ETF	^	75,110
	John Hancock Pfd Income III	2,000	John Hancock Pfd Income III	^	34,580
	John Hancock Preferred Income Fund	3,000	John Hancock Preferred Income Fund	^	59,040
	Kayne Anderson Energy Infrastucture Fund Inc	1	Kayne Anderson Energy Infrastucture Fund Inc	^	6
	KFA Value Line Dynamic Core	100	KFA Value Line Dynamic Core	^	2,066
	Kraneshares CSI China Intern	11	Kraneshares CSI China Intern	^	845
	Kraneshares MSCI China Clean Technology Index ETF	400	Kraneshares MSCI China Clean Technology Index ETF	^	17,664
	Microsectors Gold Miners 3X	150	Microsectors Gold Miners 3X	^	3,801
	Nuveen Credit Strategies Income Fund	5,725	Nuveen Credit Strategies Income Fund	^	36,238
	Nuveen Dividend And Income Closed-End Fnd	5,000	Nuveen Dividend And Income Closed-End Fnd	^	43,850
	Nuveen Floating Rate Income	5,000	Nuveen Floating Rate Income	^	43,700
	Nuveen Preferred & Income Opportunities Fund	7,580	Nuveen Preferred & Income Opportunities Fund	^	72,006
	O'Shares Global Internet Gia	455	O'Shares Global Internet Gia	^	24,697
	Pimco Corporate & Income Opportunity Fund	2,056	Pimco Corporate & Income Opportunity Fund	^	36,700
	Pimco Corporate & Income Strategy Fund	1,000	Pimco Corporate & Income Strategy Fund	^	17,240
	Pimco Dynamic Credit and Mortgage Income Fund	200	Pimco Dynamic Credit and Mortgage Income Fund	^	4,240
	Pimco High Income Fund	10,578	Pimco High Income Fund	^	63,996
	Pimco Income Opportunity Fund	2,038	Pimco Income Opportunity Fund	^	51,506
	Procure Space Etf	1	Procure Space Etf	^	25
	Prosh Ultrapro Short S&P 500 (spxu 01/21/21)	360	Prosh Ultrapro Short S&P 500 (spxu 01/21/21)	^	2,131
	Proshares Online Retail ETF	11	Proshares Online Retail ETF	^	834
	Proshares Short QQQ	4,000	Proshares Short QQQ	^	57,640
	ProShares Short Russell2000	4,000	ProShares Short Russell2000	^	101,680
	Proshares Short S&P 500	4,000	Proshares Short S&P 500	^	71,880
	Proshares Ultpro Shrt Dow30	2,683	Proshares Ultpro Shrt Dow30	^	34,208
	Proshares Ultra 20+ year Trend	2	Proshares Ultra 20+ year Trend	^	124
	ProShares Ultra Bloomberg Crude Oil	145	ProShares Ultra Bloomberg Crude Oil	^	5,259
	Proshares Ultra Vix St Future	500	Proshares Ultra Vix St Future	^	5,325
	Proshares Ultrapro Dow30	771	Proshares Ultrapro Dow30	^	78,982
	Proshares Ultrapro QQQ	430	Proshares Ultrapro QQQ	^	78,174
	ProShares UltraPro Russell2000	45	ProShares UltraPro Russell2000	^	3,542
	Proshares Ultrapro Short QQQ	69	Proshares Ultrapro Short QQQ	^	1,047
	Reaves Utility Income Trust Fund	200	Reaves Utility Income Trust Fund	^	6,558
	Renaissance IPO ETF	40	Renaissance IPO ETF	^	2,580
	Robo Global Robotics and Automation Index	21	Robo Global Robotics and Automation Index	^	1,279
	Roundhill Bitkraft Esports	140	Roundhill Bitkraft Esports	^	4,233
	Schwab Emerging Markets Equi	150	Schwab Emerging Markets Equi	^	4,592
	Schwab U.S. Large-Cap Growth	214	Schwab U.S. Large-Cap Growth	^	27,517
	Schwab US Broad Market	750	Schwab US Broad Market	^	68,243
	Select Sector Spdr Utilities	385	Select Sector Spdr Utilities	^	24,140
	Small Cap Bull 3X Shares	65	Small Cap Bull 3X Shares	^	4,311
	SPDR Biotech ETF	3,149	SPDR Biotech ETF	^	443,302
	SPDR Dow Jones Emerging Small Cap	51	SPDR Dow Jones Emerging Small Cap	^	2,633
	SPDR Dow Jones Industrial Average ETF Trust	37	SPDR Dow Jones Industrial Average ETF Trust	^	11,221
	SPDR GOLD TRUST GOLD SHS	875	SPDR GOLD TRUST GOLD SHS	^	156,065
	SPDR Portfolio S&P 1500 Composite Stock Market ETF	621	SPDR Portfolio S&P 1500 Composite Stock Market ETF	^	28,625
	SPDR Portfolio S&P 500 Growth ETF	149	SPDR Portfolio S&P 500 Growth ETF	^	8,238
	SPDR Portfolio Short Term Treasury ETF	1,130	SPDR Portfolio Short Term Treasury ETF	^	34,702
	SPDR S&P 400 Mid Cap Value E	258	SPDR S&P 400 Mid Cap Value E	^	14,341
	SPDR S&P 500 ETF Trust	3,068	SPDR S&P 500 ETF Trust	^	1,146,946
	SPDR S&P Aerospace & Def Etf	20	SPDR S&P Aerospace & Def Etf	^	2,297

CITY NATIONAL BANK
PROFIT SHARING PLAN
EIN: 95-1780067 PN: 001
Attachment to 2020 Form 5500
Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	SPDR S&P Dividend	2,900	SPDR S&P Dividend	^	307,197
	SPDR S&P Midcap 400 EFT Trust	250	SPDR S&P Midcap 400 EFT Trust	^	104,980
	Sprott Physical Gold Trust	1,683	Sprott Physical Gold Trust	^	25,396
	Technology Select Sector Spdr	523	Technology Select Sector Spdr	^	68,047
	Tekla Life Sciences Investors	25	Tekla Life Sciences Investors	^	494
	United States Oil Fund LP	877	United States Oil Fund LP	^	28,950
	US Global Jets ETF	1,850	US Global Jets ETF	^	41,409
	VanEck Vectors Gold Miners	315	VanEck Vectors Gold Miners	^	11,348
	VanEck Vectors Jr Gold Miners ETF	250	VanEck Vectors Jr Gold Miners ETF	^	13,560
	VanEck Vectors Russia ETF	1	VanEck Vectors Russia ETF	^	24
	VanEck Vectors Semiconductor	22	VanEck Vectors Semiconductor	^	4,839
	Vanguard Consumer Staples ETF	100	Vanguard Consumer Staples ETF	^	17,392
	Vanguard Dividend Apprec ETF	205	Vanguard Dividend Apprec ETF	^	28,931
	Vanguard Energy ETF	16	Vanguard Energy ETF	^	839
	Vanguard Financials ETF	14	Vanguard Financials ETF	^	1,027
	Vanguard FTSE All WO X US SC	19	Vanguard FTSE All WO X US SC	^	2,315
	Vanguard FTSE Developed Markets ETF	5,019	Vanguard FTSE Developed Markets ETF	^	236,955
	Vanguard FTSE Emerging Market	8,511	Vanguard FTSE Emerging Market	^	426,486
	Vanguard Glbl Ex-Us Real Est	108	Vanguard Glbl Ex-Us Real Est	^	5,874
	Vanguard Growth ETF	2,103	Vanguard Growth ETF	^	532,893
	Vanguard Health Care ETF	102	Vanguard Health Care ETF	^	22,820
	Vanguard High Dividend Yield	262	Vanguard High Dividend Yield	^	23,998
	Vanguard Info Tech ETF	177	Vanguard Info Tech ETF	^	62,621
	Vanguard Intermediate Term C	60	Vanguard Intermediate Term C	^	5,868
	Vanguard Large Cap ETF	173	Vanguard Large Cap ETF	^	30,438
	Vanguard Mega Cap Growth ETF	85	Vanguard Mega Cap Growth ETF	^	17,357
	Vanguard Mid - Cap Growth Index	3	Vanguard Mid - Cap Growth Index	^	637
	Vanguard Real Estate ETF	2,686	Vanguard Real Estate ETF	^	228,122
	Vanguard Russell 1000 Value	192	Vanguard Russell 1000 Value	^	23,036
	Vanguard Russell 2000 Value	41	Vanguard Russell 2000 Value	^	4,704
	Vanguard S&P 500 ETF	344	Vanguard S&P 500 ETF	^	118,229
	Vanguard S&P 500 Value ETF	72	Vanguard S&P 500 Value ETF	^	8,849
	Vanguard S/T Corp Bond Etf	469	Vanguard S/T Corp Bond Etf	^	39,044
	Vanguard Short Term Bond ETF	1,210	Vanguard Short Term Bond ETF	^	100,309
	Vanguard Small- Cap ETF	281	Vanguard Small- Cap ETF	^	54,760
	Vanguard Small -Cap Gr ETF	125	Vanguard Small -Cap Gr ETF	^	33,458
	Vanguard Small Cap Value ETF	55	Vanguard Small Cap Value ETF	^	7,836
	Vanguard Tot World Stk Index	2,433	Vanguard Tot World Stk Index	^	225,247
	Vanguard Total Intl Stock Et	602	Vanguard Total Intl Stock Et	^	36,216
	Vanguard Total Stock Market ETF	947	Vanguard Total Stock Market ETF	^	184,343
	Vanguard Value ETF	4,109	Vanguard Value ETF	^	488,832
	Virtus Global Multi-Sector	3,000	Virtus Global Multi-Sector	^	36,330
	Virtus Total Return Fund Inc	10,316	Virtus Total Return Fund Inc	^	90,574
	Western Asset Emerging Markets Debt	3,000	Western Asset Emerging Markets Debt	^	41,700
	WisdomTree Emerg Mkt Ex-St Ow	181	WisdomTree Emerg Mkt Ex-St Ow	^	7,188
	WisdomTree Global ex-US Real Estate Fund	3	WisdomTree Global ex-US Real Estate Fund	^	79
	WisdomTree JAP s/c DVD Fund	1,054	WisdomTree JAP s/c DVD Fund	^	76,436
	WisdomTree US LargeCap Dividend	50	WisdomTree US LargeCap Dividend	^	5,375
	AB Discovery Value Z	1,737,935	AB Discovery Value Z	^	35,088,901
	Abbey Cap Futures Strat-A	317	Abbey Cap Futures Strat-A	^	3,638
	Akre Focus Retail	3,215	Akre Focus Retail	^	172,102
	Amcent Small Cap Val Inv	8,194	Amcent Small Cap Val Inv	^	70,635
	American Century Equity Income Inv	3,100	American Century Equity Income Inv	^	27,963
	American Century Focused Dynamic Gr Inv	225	American Century Focused Dynamic Gr Inv	^	12,097
	American Century Focused Large Cap Value Inv	2,393	American Century Focused Large Cap Value Inv	^	26,368
	American Funds Europacific Growth R6	910,201	American Funds Europacific Growth R6	^	63,076,939
	American Funds New Perspective F1	35	American Funds New Perspective F1	^	2,077
	American Funds New World R6	506,885	American Funds New World R6	^	44,560,245
	AMG GW&K Intl Small Cap N	413	AMG GW&K Intl Small Cap N	^	21,173
	Applied Finance Explorer-Inv	152	Applied Finance Explorer-Inv	^	2,105
	Arrow Managed Futures Strategy A	5,343	Arrow Managed Futures Strategy A	^	32,271
	Artisan Mid Cap	606	Artisan Mid Cap	^	29,054

CITY NATIONAL BANK
PROFIT SHARING PLAN
EIN: 95-1780067 PN: 001
Attachment to 2020 Form 5500
Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	AXS Chesapeake Strategy Fund I	4,937	AXS Chesapeake Strategy Fund I	^	54,606
	Baron Small Cap	58	Baron Small Cap	^	2,126
	BlackRock Multi-Asset Income Instl	762	BlackRock Multi-Asset Income Instl	^	8,520
	Brookfield Global Listed Real Estate I	22,516	Brookfield Global Listed Real Estate I	^	262,311
	Brown Capital Mgmt Small Co Inv	591	Brown Capital Mgmt Small Co Inv	^	78,855
	Carillon Scout Mid Cap I	43	Carillon Scout Mid Cap I	^	1,005
*	City National Rochdale Corp Bond Svc	57,116	City National Rochdale Corp Bond Svc	^	617,997
*	City National Rochdale Div & Inc N	9,762	City National Rochdale Div & Inc N	^	363,616
*	City National Rochdale Fxd Inc Opps N	137,915	City National Rochdale Fxd Inc Opps N	^	3,220,326
*	City National Rochdale Govt Bond Svc	23,560	City National Rochdale Govt Bond Svc	^	255,867
*	City National Rochdale Sel Str-1	9,872	City National Rochdale Sel Str-1	^	114,413
*	City National Rochdale Short Term Emerging Y	14,590	City National Rochdale Short Term Emerging Y	^	130,583
*	City National Rochdale US Cor Eq Svc	3,014	City National Rochdale US Cor Eq Svc	^	68,361
	Driehaus Emerging Mark S/C	2,788	Driehaus Emerging Mark S/C	^	53,199
	Eaton Vance Global Macro Abs Return Adv A	4,689	Eaton Vance Global Macro Abs Return Adv A	^	47,925
	Federated Hermes Instl High Yield Bond IS	4,035,660	Federated Hermes Instl High Yield Bond IS	^	40,235,528
	Federated Hermes Kaufmann Small Cap IS	225	Federated Hermes Kaufmann Small Cap IS	^	14,296
	Fidelity Advisor® Intl Capital App I	559	Fidelity Advisor® Intl Capital App I	^	16,458
	Fidelity Advisor® Real Estate Income I	418	Fidelity Advisor® Real Estate Income I	^	4,905
	Fidelity® Capital & Income	413	Fidelity® Capital & Income	^	4,423
	Fidelity® Contrafund®	9,728	Fidelity® Contrafund®	^	163,039
	Fidelity® OTC	3,918	Fidelity® OTC	^	68,644
	Fidelity® Select IT Services	169	Fidelity® Select IT Services	^	15,817
	Fidelity® Select Medical Tech and Devcs	183	Fidelity® Select Medical Tech and Devcs	^	13,319
	Fidelity® Select Retailing	302	Fidelity® Select Retailing	^	6,859
	Fidelity® Select Semiconductors	563	Fidelity® Select Semiconductors	^	9,129
	Fidelity® Select Software & IT Svcs Port	4,253	Fidelity® Select Software & IT Svcs Port	^	115,342
	Fidelity® Select Technology	2,470	Fidelity® Select Technology	^	66,377
	Fidelity® Trend	482	Fidelity® Trend	^	73,119
	Fiera Capital Emerging Markets Instl	25,251	Fiera Capital Emerging Markets Instl	^	1,525,900
	Fiera Capital Emerging Markets Inv	500	Fiera Capital Emerging Markets Inv	^	30,176
	Franklin Small-Mid Cap Growth A	643	Franklin Small-Mid Cap Growth A	^	30,108
	Grandeur Peak Gl Stalwa-Inst	2,386	Grandeur Peak Gl Stalwa-Inst	^	51,563
	Harbor Capital Appreciation Inv	248	Harbor Capital Appreciation Inv	^	24,341
	Harbor International Investor	109	Harbor International Investor	^	4,767
	HCM Dividend Sector Plus-Iv	135	HCM Dividend Sector Plus-Iv	^	2,090
	Ivy Mid Cap Inc Opport A	2,938	Ivy Mid Cap Inc Opport A	^	48,746
	Janus Henderson Enterprise N	311,903	Janus Henderson Enterprise N	^	49,502,140
	Janus Henderson Multi-Sector Income T	1,169	Janus Henderson Multi-Sector Income T	^	11,722
	Lazard International Strategic Eq Open	210	Lazard International Strategic Eq Open	^	3,567
	Longleaf Partners	520	Longleaf Partners	^	11,306
	Loomis Sayles Sm Gr Ins	1,259,631	Loomis Sayles Sm Gr Ins	^	44,087,073
	Matthews Asia Innovators Fund	653	Matthews Asia Innovators Fund	^	17,439
	Matthews Pacific Tiger Instl	497	Matthews Pacific Tiger Instl	^	17,339
	MFS® Intl Diversification I	671	MFS® Intl Diversification I	^	16,032
	Morgan Stanley Insight Fund A	149	Morgan Stanley Insight Fund A	^	12,060
	Morgan Stanley Inst Growth A	25	Morgan Stanley Inst Growth A	^	2,139
	Morgan Stanley MSIFT Discovery Portfolio A	63	Morgan Stanley MSIFT Discovery Portfolio A	^	2,077
	Motley Fool Global Opps Investor	393	Motley Fool Global Opps Investor	^	12,640
	Motley Fool MFAM Mid Cap Growth Fund Inv	394	Motley Fool MFAM Mid Cap Growth Fund Inv	^	11,736
	Oakmark Investor	107	Oakmark Investor	^	9,637
	Oberweis International Opportunities	112	Oberweis International Opportunities	^	3,536
	Paradigm Select Fund	37	Paradigm Select Fund	^	2,076
	Parnassus Core Equity Investor	38	Parnassus Core Equity Investor	^	2,063
	PGIM Total Return Bond Z	659	PGIM Total Return Bond Z	^	9,943
	PIMCO CommoditiesPLUS® Strategy A	653	PIMCO CommoditiesPLUS® Strategy A	^	3,175
	PRIMECAP Odyssey Aggressive Growth	638	PRIMECAP Odyssey Aggressive Growth	^	34,217
	Rydex Monthly Rebalance Nasdaq 100 2x Strategy H	53	Rydex Monthly Rebalance Nasdaq 100 2x Strategy H	^	18,843
	Seafarer Overseas Gr&Inc-Inv	324	Seafarer Overseas Gr&Inc-Inv	^	4,741
	Stone Ridge Reinsurance Risk Premium Interval Fund	0	Stone Ridge Reinsurance Risk Premium Interval Fund	^	0
	T Rowe Price Global Stock Fd	344	T Rowe Price Global Stock Fd	^	22,629
	T Rowe Price US High Yield Inv	384	T Rowe Price US High Yield Inv	^	3,878

CITY NATIONAL BANK
PROFIT SHARING PLAN
EIN: 95-1780067 PN: 001
Attachment to 2020 Form 5500
Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2020

			(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value
	T. Rowe Price Blue Chip Growth	181	T. Rowe Price Blue Chip Growth	^	29,958
	T. Rowe Price Capital Appreciation	7,132	T. Rowe Price Capital Appreciation	^	243,265
	T. Rowe Price Communications & Technology	58	T. Rowe Price Communications & Technology	^	10,437
	T. Rowe Price GNMA	858	T. Rowe Price GNMA	^	8,110
	T. Rowe Price Growth Stock	184	T. Rowe Price Growth Stock	^	17,858
	T. Rowe Price Health Sciences	2,085	T. Rowe Price Health Sciences	^	206,105
	T. Rowe Price Instl Large Cap Value	2,326,205	T. Rowe Price Instl Large Cap Value	^	54,944,955
	T. Rowe Price Latin America	40	T. Rowe Price Latin America	^	926
	T. Rowe Price Retirement 2035	101	T. Rowe Price Retirement 2035	^	2,150
	T. Rowe Price Science & Tech	139	T. Rowe Price Science & Tech	^	7,659
	Touchstone Mid Cap Value A	41,812	Touchstone Mid Cap Value A	^	844,177
	Touchstone Mid Cap Value Y	13,370	Touchstone Mid Cap Value Y	^	271,148
	Touchstone Small Cap Value A	15,640	Touchstone Small Cap Value A	^	418,219
	Touchstone Small Cap Y	263	Touchstone Small Cap Y	^	3,411
	Tweedy, Browne Global Value	913	Tweedy, Browne Global Value	^	25,055
	USAA Science & Technology	581	USAA Science & Technology	^	20,709
	Value Line Mid Cap Focus	2,279	Value Line Mid Cap Focus	^	64,483
	Vanguard Dividend Growth Inv	3,114	Vanguard Dividend Growth Inv	^	103,516
	Vanguard Extended Market Index Instl	585,708	Vanguard Extended Market Index Instl	^	73,061,242
	Vanguard FTSE All-Wld ex-US Idx Admiral	814	Vanguard FTSE All-Wld ex-US Idx Admiral	^	29,591
	Vanguard Health Care Inv	36	Vanguard Health Care Inv	^	7,753
	Vanguard Institutional Index Instl Pl	509,928	Vanguard Institutional Index Instl Pl	^	169,030,924
	Vanguard LifeStrategy Growth Inv	1,751	Vanguard LifeStrategy Growth Inv	^	70,444
	Vanguard Short-Term Investment-Grade Adm	18,248	Vanguard Short-Term Investment-Grade Adm	^	201,278
	Vanguard Total Bond Market Index I	5,026,319	Vanguard Total Bond Market Index I	^	58,405,831
	Vanguard Total Intl Stock Index I	279,951	Vanguard Total Intl Stock Index I	^	36,334,869
	Vanguard Total Stock Mkt Idx Adm	497	Vanguard Total Stock Mkt Idx Adm	^	47,110
	Vanguard Wellesley® Income Inv	18,544	Vanguard Wellesley® Income Inv	^	525,341
	Wasatch Micro Cap	897	Wasatch Micro Cap	^	10,645
	Western Asset Core Bond I	604	Western Asset Core Bond I	^	8,247
	Western Asset Macro Opportunities A	201	Western Asset Macro Opportunities A	^	2,386
			TOTAL MUTUAL FUNDS		692,182,643
	PARTNERSHIPS
	Brookfield Infrastructure PA	412	Brookfield Infrastructure PA	^	20,353
	Calumet Specialty Products LP	3	Calumet Specialty Products LP	^	9
	Carlyle Group Inc/The	105	Carlyle Group Inc/The	^	3,305
	Cheniere Energy Partners LP	25	Cheniere Energy Partners LP	^	881
	Energy Transfer LP	17,016	Energy Transfer LP	^	105,159
	Enterprise Products Pptns LP	1	Enterprise Products Pptns LP	^	19
	Ferrellgas Partners LP (fgprq 01/12/21)	1	Ferrellgas Partners LP (fgprq 01/12/21)	^	0
	Hoegh Lng Partners LP	169	Hoegh Lng Partners LP	^	2,414
	KKR & Co Inc Cl A	197	KKR & Co Inc Cl A	^	7,962
	NGL Energy Partners LP	30,000	NGL Energy Partners LP	^	72,000
	Sunoco LP	1	Sunoco LP	^	29
	USA Compression Partners LP	201	USA Compression Partners LP	^	2,734
			TOTAL PARTNERSHIPS		214,865

	OTHER
	S&P Reit Composite Index @3435 1/06/21	1	S&P Reit Composite Index @3435 1/06/21	^	186
	Bristol Myers Squibb Co CVR	40	Bristol Myers Squibb Co CVR	^	27
	Florida St Brd Of Admin Fin Co Txbl-Ser A	20,000	Florida St Brd Of Admin Fin Co Txbl-Ser A	^	20,458
	New York City NY Transitional Txbl-Sub-Subser F-1	10,000	New York City NY Transitional Txbl-Sub-Subser F-1	^	10,893
			TOTAL OTHER ASSETS		31,564

	PARTICIPANT LOANS
*	CNB PARTICIPANT LOANS		1,079 Participant loans, bearing interest at 3.5% to 9.25%
			and maturities through November 2035		14,732,273
			TOTAL PARTICIPANT LOANS		14,732,273

			TOTAL ASSETS		1,317,269,046

CITY NATIONAL BANK
PROFIT SHARING PLAN
EIN: 95-1780067 PN: 001
Attachment to 2020 Form 5500
Schedule H Part IV, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2020

(c)
	(b)		Description of Investment, including		(e)
	Identity of Issuer, Borrower,		Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor or Similar Party	Shares	Collateral, Par or Maturity Value	Cost	Value

*	Denotes Party-In-Interest asset

^	Information is not required as investments are participant directed

Index to Exhibits

Exhibit No.	Exhibit
23.1	Consent of Moss Adams LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

City National Bank Profit Sharing Plan

By: City National Bank

Date: June 28, 2021	By:	/s/ Michael Nunnelee
Senior Vice President